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Exhibit 99.a(15)

BARRACK, RODOS & BACINE
STEPHEN R. BASSER (121590)
MARK R. ROSEN (139506)
JOHN L. HAEUSSLER (215044)
402 West Broadway, Suite 850
San Diego, CA 92101
Telephone: (619) 230-0800
Facsimile: (619) 230-1874

Plaintiffs' Lead Counsel

FINKELSTEIN & KRINSK LLP
HOWARD D. FINKELSTEIN (102964)
JEFFREY R. KRINSK (109234)
C. MICHAEL PLAVI II (217153)
501 West Broadway, Suite 1250
San Diego, CA 92101
Telephone: (619) 238-1333
Facsimile: (619) 238-5425

[Additional counsel appear on signature page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ALAMEDA

In re CHIRON SHAREHOLDER DEAL LITIGATION	) ) ) )	Case No.: RG 05-230567 Consolidated with RG 05-23-659, RG 05-230702, RG 05-230706, RG 05-230779, RG 05-231442, RG 05-232060, RG 05-23097
This Document Relates to: ALL ACTIONS.	) ) ) ) ) )	PLAINTIFFS' VERIFIED CONSOLIDATED COMPLAINT FOR SELF-DEALING AND BREACH OF FIDUCIARY DUTY
	)	JUDGE: Hon. Ronald M. Sabraw

i

		(3)	Procleix West Nile Virus Assay	20
		(4)	TFPI Developments	21
		(5)	Schering AG Contract	21
		(6)	Period of Projections Concerning New Product Revenue and Discounted Cash Flow Analysis	21
	b.	Inadequate Control Premium		22
	c.	Third Party Sale Valuation Analysis Deficiency		23
	d.	Multiples' Analysis		23
	e.	Synergies Ignored		23
E.	Chiron's Board Failed to Deploy Appropriate Negotiating Options to Maximize Share Price			23
F.	Defendants Disseminate A Proxy Statement That Fails to Make Full and Adequate Disclosures			24
G.	Lack of Independence of Chiron Board and Its Self-Dealing			26
H.	Irreparable Harm Absent Injunctive Relief			27

ii

        Plaintiffs Ronald A. Abramoff, Harold E. Adelson, Beverly McCalla, Joan Weisberg, David Jaroslawicz, Tracie Scotto, Steven Rosenberg, Harold Grill IRA, William Steiner, Edith Auman, Joseph S. Fisher, M.D., P.C., New Profit Sharing Trust, Trustee, Joseph S. Fisher, M.D., and William Lattarulo are informed and believe and thereupon allege as follows:

I.    NATURE OF ACTION

        1.     This class action is brought by Plaintiffs on behalf of the public holders of Chiron Corporation ("Chiron" or the "Company") common stock. It seeks injunctive and other appropriate relief in connection with the proposal by Chiron's controlling shareholder, Novartis AG ("Novartis"), to acquire the Chiron shares it does not already own for inadequate consideration (the "Proposed Transaction"). The Proposed Transaction is the product of a hopelessly flawed, self-serving process that was designed to ensure the sale of Chiron to one buyer, and one buyer only—Novartis—on terms that are unfairly preferential to Novartis and prejudicial to the interests of the remaining Chiron stockholders. In addition to offering an inadequate price, the defendants misused their dominant position and their access to material non-public information about the Company to time the Proposed Transaction to their unfair advantage. Defendants sought to exploit events that had temporarily weakened Chiron, in order to acquire the Company at a significant discount from its true value, before its stock price could reflect its recovery from past difficulties and the bright future prospects that Novartis knew it had.

II.    JURISDICTION AND VENUE

        2.     This Court has jurisdiction over all causes of action asserted herein pursuant to §410.10 of the California Code of Civil Procedure and §2116 of the California Corporations Code. The violations of law complained of herein occurred in this County. Furthermore, the amount in controversy exceeds the jurisdictional minimum of this court.

        3.     This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice. All of the defendants conduct business and/or maintain offices in California, and Chiron's headquarters and its principal place of business are located in Emeryville, California. Certain of the defendants, including Howard Pien, Edward Penhoet, Lewis Coleman, J. Richard Fredericks and Denise O'Leary are citizens of California. Venue is also proper in this Court because a substantial portion of the transactions and wrongs complained of herein, including the defendants' primary participation in the wrongful acts detailed herein in violation of their fiduciary and other duties owed to Chiron, occurred in Alameda County, and defendants have received substantial compensation in Alameda County by doing business here and engaging in numerous activities which had an effect in this County.

III.    THE PARTIES

  A.    Plaintiffs

        4.     Lead Plaintiff Ronald A. Abramoff, a citizen of California and additional Plaintiffs, Harold E. Adelson, Beverly McCalla, Joan Weisberg, David Jaroslawicz, Tracie Scotto, Steven Rosenberg, Harold Grill IRA, William Steiner, Edith Auman, Joseph S. Fisher, M.D., P.C., New Profit Sharing Trust, Trustee, Joseph S. Fisher, M.D., and William Lattarulo bring this action on behalf of themselves and the class. Each of the plaintiffs is and has been at all times material to the Proposed Transaction a Chiron shareholder.

  B.    The Individual Defendants

        5.     Defendant Lewis W. Coleman ("Coleman") has been a director of Chiron since 1991. He was the President of the Gordon and Betty Moore Foundation from its founding in November 2000 to December 2004, and currently serves as one of the Foundation's trustees. Coleman currently serves as a director of Northrop Grumman Corp., Regal Entertainment Group and Dream Works Animation SKG, Inc. He serves on numerous private company and civic boards.

        6.     Defendant J. Richard Fredericks ("Fredericks") joined Chiron as a director in February 2003. He currently serves as Chairman of Dionis Capital, a New York based-hedge fund focusing on the financial services industry; a Managing Director of Main Management, a money management firm which invests exclusively in Exchange Traded Funds; and an Entrepreneur in Residence at Weston Presidio, a venture capital firm. Fredericks serves on the Komatsu International Advisory Board and the Library of Congress Trust Fund Board.

        7.     Defendant Paul L. Herrling ("Herrling") has been a director of Chiron since 1997. Since January 2003, he has served as the Head of Corporate Research at Novartis International AG. Prior to that, he was the Head of Research at Novartis Pharma AG and a member of the Novartis Pharma Executive Board. Previously, Dr Herrling was Head of Preclinical Research, Basel and Vice President and Deputy Member of the Board of Management, Sandoz Pharma Ltd., from 1992 through 1993. He was Head of Corporate Research and Senior Vice President and Member of the Board of Management for Sandoz Pharma Ltd. from 1994 through 1996. In November 2001, Dr. Herrling was appointed to the Professorship for Drug Discovery Sciences at the University of Basel, Switzerland.

        8.     Defendant Howard H. Pien ("Pien") joined Chiron as President and Chief Executive Officer and a director in April 2003. Upon the resignation of Sean P. Lance as Chiron's Chairman of the Board following the annual meeting of stockholders in May 2004, Pien also was elected Chairman of the Board. In February 2005, Pien relinquished the title of President. Pien joined Chiron from GlaxoSmithKline ("GSK"), which resulted from the merger of GlaxoWellcome and SmithKline Beecham, where he spent over twelve years in positions of [8 international and global management responsibility, including: President of Pharmaceuticals International GSK from December 2000 to March 2003 (including service as a member of the Corporate Executive Team); President, Pharmaceuticals, SmithKline Beecham (1998 to 2000); President, Pharmaceuticals-North America, SmithKline Beecham (1998); Senior Vice President and Director-North Asia (1997); Managing Director and Senior Vice President-UK (1995 to 1997); Vice President and Director, Marketing-US (1993 to 1995); Vice President and Director, Product Marketing-US, heading the arthritis, cardiovascular and vaccine groups (1992 to 1993); and Vice President and Director of New Product Development-US (1991 to 1992). Prior to joining SmithKline Beecham, Pien worked six years for Abbott Laboratories and five years for Merck Co., in positions of sales, marketing, research, licensing and product management. Pien served as a director of ViroPharma Incorporated from 1998 to 2003. He currently serves as a director of several non-profit organizations, including California Healthcare Institute and Bio-Tech Industry Association. Pien has served as Chairman of the Board of Chiron at all times material and stands to collect up to $12.3 million in severance benefits if Novartis succeeds in acquiring Chiron and thereafter follows through with its publicly stated plan to replace him.

        9.     Defendant Vaughn D. Bryson ("Bryson") has been a director of Chiron since June 1997. Bryson is the President and a founder of Clinical Products, Inc., a medical foods company. Bryson presently serves as a director of Amylin Pharmaceuticals, Inc., AtheroGenics, Inc. and ICOS Corporation.

        10.   Defendant Pierre E. Douaze ("Douaze") has been a director of Chiron since 1995. He was a member of the Executive Committee of management of Ciba-Geigy Limited from 1991 to 1996, and Head of Ciba-Geigy Limited's Pharma and Self-Medication Division from 1989 to 1996. From December 1996, upon the formation of Novartis through the merger of Ciba-Geigy Limited and

Sandoz Ltd., through December 1997, he was a member of the Executive Committee of Novartis and Head of its Healthcare Division and Pharma Sector. In December 1997, Douaze retired from Novartis. Mr. Douaze has served on the boards of IDM, S.A. (1998), Pharming N.V. (1998-2001), deVGen N.V. (2001-2002) and Genset S.A. (2002-2004). He currently serves as a director of Serono S.A., the Galenica Group, Switzerland, and Vifor International AG.

        11.   Defendant Edward E. Penhoet ("Penhoet") co-founded Chiron and has been a director since its inception in 1981. He served as Chiron's Chief Executive Officer until May 1998. Penhoet served as Chiron's Vice Chairman and as a consultant until February 2001. Prior to founding Chiron, Penhoet was a faculty member of the Biochemistry Department at the University of California, Berkeley for 27 years. He served as the Dean of the School of Public Health, at the University of California at Berkeley from July 1998 until July 2002, when he joined the Gordon and Betty Moore Foundation, as Chief Program Officer, Science and Higher Education. In September 2004, he was elected President of the Foundation. From March 1997 to January 1999, Dr. Penhoet served as Chairman of the California Healthcare Institute, a public policy research and advocacy organization. Since September 2000, Dr. Penhoet has been a consulting director of Alta BioPharma Partners, a venture capital firm. During 2001, Dr. Penhoet served on the board of directors of Kaiser Permanente Health Plan & Hospitals. From June 2002 to December 2002, he served on the board of directors of Deltagen, Inc. He is a member of the Institute of Medicine of the National Academy of Sciences, and currently serves as a director of Zymogenetics, Inc., Renovis, Inc. (Chairman), Scynexis Chemistry & Automation, Inc., Eyetech Pharmaceuticals, Inc. and Metabolex, Inc. In December 2004, Dr. Penhoet was elected Vice-Chair of the Independent Citizens Oversight Committee of the California Institute of Regenerative Medicine.

        12.   Defendant Raymund Breu ("Breu") has been a director of Chiron since May 1999. He is the Chief Financial Officer and a Member of the Executive Committee of Novartis. Breu is responsible for all finance activities of the Novartis Group worldwide. He assumed those positions upon the formation of Novartis in December 1996, when Ciba-Geigy Limited merged with Sandoz Ltd. Prior to that, Breu spent over 20 years with Sandoz Ltd. and affiliates, serving in various capacities: as the Head of Group Finance and a Member of the Sandoz Executive Board (1993 to 1996); Group Treasurer of Sandoz Ltd. (1990 to 1993); Chief Financial Officer of Sandoz Corporation (1985 to 1990), where he was responsible for all Sandoz finance activities in the US; and Head of Finances for the affiliated companies of Sandoz in the UK (1982 to 1985). Breu is also a member of the board of directors of Swiss Re and the Swiss Exchange and its admission panel, and a member of the Swiss Takeover Board.

        13.   Defendant Denise M. O'Leary ("O'Leary") joined Chiron as a director in September 2002. From 1983 until 1997, O'Leary was affiliated with Menlo Ventures, a private venture capital firm, first as an Associate and, from 1987, as a General Partner. O'Leary is a Trustee of Stanford University and is Chair of the Board of Stanford Hospital and Clinics. She was a member of the Board of Directors of Stanford Health Services from 1994 to 1997, and a member of the Board of Directors and Executive Committee of UCSF Stanford Health Care from 1997 to 2000. Additionally, she is a member of the board of directors of Lucile Packard Children's Hospital at Stanford, having been re-appointed in 2000, after serving on that board from 1997 to 1999.

        14.   Defendant Pieter J. Strijkert ("Strijkert") has served and is currently a director of Chiron. Defendant Strijkert is also a director of Crucell, which is developing a competing influenza vaccine to Chiron's, along with Aventis Pasteur, Chiron's main U.S. influenza vaccine competitor, Strijkert also serves as director of Paratek Pharmaceuticals, since 1998.

  C.    Chiron Corporation.

        15.   Defendant Chiron is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 4560 Horton Street, Emeryville, California 94608. Chiron

operates as a biopharmaceutical company that engages in the development, manufacture, and marketing of therapeutic products for the prevention and treatment of infectious disease worldwide. The Company operates in three segments: Blood Testing, Adult and Pediatric Vaccines, and Biopharmaceuticals.

    a)
    The Blood Testing segment develops and commercializes nucleic acid testing products using transcription-mediated amplification technology to screen donated blood and plasma products for viral infection. It sells a line of immunodiagnostic tests to detect hepatitis viruses and retroviruses, and provides supplemental tests and microplate and chemiluminescent instrument systems to automate test performance and data collection. The segment also offers nucleic acid testing and blood screening in the United States, Europe, and Asia.

    b)
    The Adult and Pediatric Vaccines segment consists of pediatric and adult vaccines, including influenza, meningococcal, travel, and pediatric vaccines. The Company sells these vaccines primarily in the United States, Germany, Italy, and the United Kingdom, as well as in other international markets. It also develops novel vaccines and vaccination technology.

    c)
    The Biopharmaceuticals segment consists of therapeutic products for treatment of cancer, infectious, and pulmonary diseases. It offers therapeutics, which include small molecules, therapeutic proteins, and monoclonal antibodies. It sells its products to the public sector through tenders and to private sector blood banks and hospitals directly and through distributors.

  D.    Novartis.

        16.   Defendant Novartis, is a Switzerland-based corporation, trading on the New York Stock Exchange under the symbol "NVS," and does business in the United States, including California, via a subsidiary American entity, Novartis Corporation (USA). At all relevant times, defendant Novartis, either directly or indirectly, by virtue of its right(s), entitlement(s) and privilege(s), as successor to Ciba-Geigy Limited, a Swiss Corporation, and its wholly owned New York subsidiary Ciba-Geigy Corporation (collectively referred to hereafter as "Ciba-Geigy"), was a controlling and/or dominant shareholder of Chiron. Because of its position, Novartis directly or indirectly, through its agents and appointments to the Board of Directors, including access to internal corporate documents, reports, communications with other corporate directors, officers and employees, participation in Board meetings and other information provided to, or accessible by Novartis, was aware of non-public information about the business of Chiron. Novartis is also a producer of flu and cold remedies Theraflu and Triaminic, and part owner of Roche, which in turn produces Tamiflu, a product alternative to Chiron's flu vaccine.

        17.   Novartis is Europe's fourth largest pharmaceutical company and one of the largest pharmaceutical companies in the world. In 2004, Novartis achieved sales of $28.2 billion and a net income of $5.8 billion. Novartis' companies employ about 81,400 people and operate in over 140 countries around the world. According to a Schedule 13D filed September 1, 2005, Novartis or its affiliates owned 79,320,078 shares of Chiron and hold the right to purchase an additional 53,363,841 shares pursuant to a Market Price Option Agreement. Thus, Novartis and its affiliates beneficially own or control 132,683,919 shares, or 53% of Chiron's common stock and Novartis now owns directly over 42% of Chiron common stock. Novartis also holds the right to designate three members of the Chiron Board. As a controlling shareholder, as well as the principal controlling force of Chiron's Board which served and held allegiance to it, Novartis is in conflict with the best interests of Chiron and the non-Novartis stockholders to whom it owes fiduciary duties of loyalty and due care in the exercise of its control.

        18.   The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to Plaintiffs, who therefore sue these defendants by such fictitious names. Plaintiffs will seek to amend this complaint and include these Doe defendants' true names and capacities if and when they are ascertained. Each of the fictitiously named defendants has participated or aided and abetted in the conduct alleged herein, by advising, counseling, recommending, permitting or authorizing such conduct and are responsible in some manner for the conduct and injuries suffered by the Company and its stockholders.

        19.   The defendants named in paragraphs 5 to 14 ("Individual Defendants") constituted, at all times material hereto, the Board of Directors of Chiron ("Board") and, under the law, are in a fiduciary relationship with plaintiffs and the other public stockholders of Chiron and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.

IV.    CLASS ACTION ALLEGATIONS

        20.   Plaintiffs bring this action on their own behalf and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of holders of Chiron Corporation stock who are being and will be harmed by defendants' actions described below (the "Class") by not reasonably proceeding to maximize the value of Chiron assets incident to the sale of Chiron. Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

        21.   This action is properly maintainable as a class action.

        22.   The Class is so numerous that joinder of all members is impracticable. According to Chiron's SEC filings, there were approximately 187,879,648 million shares of Chiron stock outstanding as of August 3, 2005.

        23.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

    (a)
    Whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

    (b)
    Whether the defendants are engaging, or have engaged, in self-dealing in connection with the Proposed Transaction;

    (c)
    Whether the defendants have breached their fiduciary duty to secure the best price reasonable under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

    (d)
    Whether the defendants have breached other duties owed Plaintiffs and the members of the Class in connection with the Proposed Transaction, including the duties of diligence, candor and fair dealing;

    (e)
    Whether defendants, in bad faith and for improper motives, have improperly erected barriers to prevent competitive alternatives for the acquisition of the Company or its assets;

    (f)
    Whether defendant Novartis participated in, or has aided and abetted or otherwise conspired in the Individual Defendants' breaches of fiduciary duties;

    (g)
    Whether the Proposed Transaction results in payment to Plaintiffs and the Class that is unfair and inadequate; and

    (h)
    Whether plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein allowed to proceed.

        24.   Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

        25.   Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        26.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standard of conduct for the party opposing the Class.

        27.   Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of the controversy.

        28.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

V.    BACKGROUND TO THE PROPOSED TRANSACTION

  A. The Novartis-Chiron Relationship and History of Novartis' Control

    1.
    Novartis Acquires Control of Chiron

        29.   Through a series of simultaneous transactions that became effective in January 1995, Novartis acquired large amounts of Chiron's common stock which, when combined with shares already held by Novartis' predecessor, Ciba-Gigy, represented 49.9% of the then- outstanding common stock of Chiron. In return, Chiron acquired from Novartis all of the capital stock of Chiron Diagnostics Corporation (formally Ciba Corning Diagnostics Corp.) and Chiron Vaccines Company and Chiron S.p.A. (formally The Biocine Company S.p.A.). However, as a result of dilutions stemming primarily from the issuance of common stock under Chiron's employee stock option and stock purchase plans, and in connection with certain acquisitions, as of March 1, 2005, Novartis actually held approximately 42.4% of Chiron's outstanding common stock, plus certain stock acquisition rights heretofore discussed.

        30.   Chiron's relationship with Novartis included a series of mandatory arrangements which affect Chiron's corporate governance, investment policies, research, development, manufacturing and marketing.

    2.
    The Governance Agreement

        31.   Under the governance agreement ("Governance Agreement"), which was entered into between Novartis and Chiron after Novartis acquired its interest in Chiron in 1994-1995 under the clear threat of a hostile takeover, Novartis maintains, and Chiron's Board accedes to, its virtual untrammeled control over Chiron.

        32.   Pursuant to the Governance Agreement, Novartis appoints and controls three of Chiron's ten directors and retains control and mastery over virtually every major transaction Chiron considers or engages in, which includes veto rights over any acquisition, merger and transaction that could result in 15% of Chiron's stock being held by any group other than Novartis. Essentially, under the Governance Agreement, Novartis is empowered, albeit unlawfully, to prevent or veto any competing and superior offer to buy Chiron, thus making a third party buyer not only unlikely but virtually non-existent. Indeed, a "no-shop" and "non-solicitation" provision ensures this result.

        33.   If Novartis proposes a buyout transaction, it must offer to buy all of Chiron's outstanding equity securities at a price based upon a "third party sale value" (i.e. the value that an unaffiliated third party would be expected to pay to purchase all of Chiron's equity securities in an arm's length transaction negotiated by a willing seller and a willing buyer).

        34.   Further, under the Governance Agreement, if Novartis proposes a buyout transaction, and Chiron's so-called "Independent Directors" do not accept the proposal, Novartis may request binding arbitration to compel the sale and determine the third party sale value ("Arbitration Provision"). The so-called "independent Directors" may delay the arbitration for a period of up to one year under certain circumstances. Upon determination of the third party sale value by appraisers in the arbitration, including the allocation of such value among classes of Chiron securities, Novartis may either proceed with the proposed buyout transaction at the third party sale value determined by arbitration (in which case the Company is required to take all necessary action to facilitate the buyout) or withdraw its proposed buyout transaction in accordance with the terms set forth in the Governance Agreement.

        35.   In addition, pursuant to the Governance Agreement, Novartis retains a veto over certain Chiron transactions, including, transactions involving significant debt or equity issuances, most merger and acquisitions, cash dividends and amendments to Chiron's bylaws.

    3.
    Chiron Directors Conflicting Ties to Novartis

        36.   In addition to the almost symbiotic relationship Chiron has with Swiss conglomerate Novartis, as a result of the foregoing, the Chiron directors' and defendants' personal relationships with Novartis are developed not only through direct appointment on Chiron's Board and financial compensation approved by the Novartis controlled compensation committee, but long-standing business, social and investment ties.

        37.   Breu, a director of Chiron since its inception, works as Chief Financial Officer for Novartis, is a member of Novartis' Executive Committee and is responsible for all finance activities of the Novartis Group worldwide. Herrling is likewise not only a director of Chiron, but Head of Corporate Research for Novartis International AG. Douaze, a Chiron director, also has close ties to Novartis, having served on its Executive Committee of Management and formally worked for Novartis as Head of Novartis Healthcare. Penhoet, a director of Chiron and one of its founders, also works as a professor at the University of California, Berkley, and was Dean of the School of Public Health at the University of California, Berkley, when Novartis entered into a 5 year, $25 million research contract with the University. Novartis has also donated additional funds to the University over the years, including to the Department of Public Health, the School at which defendant Penhoet teaches. And Fredericks, a Chiron director, is also founder of a private association, "Friends of Fulbright" which supports Fulbright exchanges between Switzerland and the United States. Friends of Fulbright contributors or financial supporters include Novartis, and a company Novartis has a substantial stake in, far exceeding its interest in Chiron, the Roche Company.

        38.   These ties are of fundamental import. "To be direct, corporate directors are generally the sort of people deeply enmeshed in social institutions. Such institutions have norms, expectations that, explicitly and implicitly, influence and channel the behavior of those who participate in their operation. Some things are "just not done,' or only at a cost, which might not be so severe as a loss of position, but may involve a loss of standing in the institution." In re Oracle Corp. Derivative Litig., 824 A.2d 917, 938 (Del. Ch. 2003), "Beholden... can also flow out of the personal or other relationships to interested parties." Id. at 938-939.

  B.    The 2004 Fluvirin Debacle Harming Chiron and Its Stockholders

    1.
    The Fateful Acquisition of a Seriously Contaminated Flu Vaccine Manufacturing Facility

        39.   In May 2003, Chiron entered the flu vaccine market by acquiring U.K. based, PowderJect for approximately $878 million, later revised to $940.3 million. PowderJect's principal asset was the Liverpool facility and its license to sell the manufactured flu vaccine it produced. The facility had a history of continuous contaminations and safety problems.

        40.   Limited by Novartis' control of its Board and acquisition parameters benefiting Novartis, Chiron proceeded with a limited stable of potential acquisitions while hoping to exploit Wyeth's withdrawal from the flu vaccine business by taking a shortcut around FDA regulatory approval processes otherwise required. Chiron began acquisition discussions with PowderJect in and around October, 2002.

        41.   Chiron's initial bids were rejected by PowderJect and, by November 26, 2002 it was announced that Chiron had withdrawn as a potential suitor. Chiron's acquisition candidates were however greatly restrained by controlling shareholder Novartis as only a cash transaction, rather than Chiron shares, were acceptable to Novartis. Thereafter, Chiron's Board returned to the bargaining table.

        42.   On May 19, 2003, Chiron announced its cash tender offer for the outstanding shares of PowderJect common stock. Chiron offered PowderJect approximately $878 million for all of PowderJect's shares. The board of directors of both Chiron and PowderJect unanimously approved the transaction. Commenting on the transaction, defendant Pien stated, "We consider PowderJect to be an excellent strategic fit for Chiron....This deal will help us to achieve our goal of expanding oar global vaccines business quickly in the United States while building on our platform for new products." To finance the all-cash acquisition (rather than use Chiron stock and dilute Novartis ownership), Chiron announced on July 24, 2003, that it intended to raise $450 million through the offering of 30 year convertible debentures.

        43.   Chiron was the fifth owner of PowderJect's Liverpool facility in 12 years. Numerous continuing or systemic problems plagued the facility, as purchased and historically. In 1998, a woman was paralyzed as a result of her receiving a vaccination of flu vaccine manufactured there. Similarly, a 1999 United States Food and Drug Administration ("FDA") Inspection Report took exception to widespread contamination in the manufacturing process. American regulators had reported in 1999 that contamination was pervasive and persistent. The FDA also found persistent departure from "good manufacturing practices." The problems were so severe that the manufacturer license for vaccines at Liverpool "should have been pulled in "99 regardless of vaccine access issues," according to Sarah Sellers, a pharmacist and former FDA advisor and consultant on pharmaceutical policy and regulation.

        44.   Issues identified in the 1999 FDA inspection included a lack of validation of the manufacturing processes, failure to establish proper limits for bioburden "including bacteria" and issues related to maintaining sterility of the manufacturing process. FDA officials visited the facility for over a week in 1999 and found no less than 17 problem areas, including but not limited to:

  •
  Mixed samples of highly contaminated vaccines with cleaner ones in an effort to improve results;

  •
  Failure for several years to verify to the FDA's satisfaction that its production process met standards;

  •
  Raised limits for allowable contaminates, such as bacteria and toxins;

  •
  Failure to control airflow and other contamination sources;

  •
  Failure to maintain critical documentation regarding problems in the manufacturing process; and

  •
  A lack of alarms alerting employees to bacteria intrusion through the heating and cooling systems.

        45.   The FDA further found that the owner of the facility in 1999—the British firm Medeva—failed to correct long-standing problems. Medeva had failed to identify the source of serious, and potentially deadly, contaminated and partially processed vaccines. The 1999 FDA inspection report quoted from a draft of a Medeva management report stating that testing had begun to show an increase in contamination at the facility since 1998.

        46.   The FDA issued a warning to Medeva in October 1999 citing "significant deviations from the acceptable standards and requirements from the Food, Drug and Cosmetic Act." In March 2000, when the Liverpool facility was in PowderJect control, the FDA had further concerns that included the allowable tolerance of contaminates that the FDA found unacceptable. The Liverpool plant's manufacturing process had not been validated—"certified by the company as effective"—since the early 1990's. This was viewed as a "stunning" state of affairs by the FDA inspection team of 1999.

        47.   A few months after the FDA's 1999 inspection, polio vaccines made at the Liverpool facility were recalled because of concerns of contamination with Mad Cow disease. In 2001, Hepatitis A vaccines at the Liverpool facility were ruined by contamination problems. In 2001, FDA inspections disclosed further compliance issues at the Liverpool facility, including a 2001 FDA inspection that disclosed deficiencies in Fluvirin process validation deficiencies with sterility test failure investigations, inaccuracies in Master Production Records, and failure of the Quality Control Unit to conduct proper monitoring of production operations. In 2002, testing of a tuberculosis vaccine manufactured at the facility showed poor potency levels requiring destruction of vaccine batches.

        48.   Further, one month prior to Chiron's acquisition of PowderJect, but during the Individual Defendants' and Novartis' so-called due diligence, an FDA June 10, 2003 inspection report of the Liverpool facility found that system controls and failure investigations for Fluvirin lots with high levels of bioburden were deficient and that no formal investigations had even been opened to find the root cause of the high levels of bioburden in those lots. The June 2003 FDA inspection report also found that from March 2001 through 2002 at least 30 lots failed bioburden testing and noted that plastic beakers used for holding forceps were scratched and yellowed. Deficiencies with sanitizer efficacy validation study protocols and batch records review were also highlighted, along with the disclosure that from February to July 2002, 14 blend pools failed bioburden testing and contained a Klebseilla isolate, a harmful bacteria.

        49.   The June 2003 FDA report also found that "[c]ontrol and failure investigations into bulk Fluvirin monovalent blends/lots at [redacted] step with high levels of bioburden is deficient..." and "[s]terility failure investigations do not fully include all potential roots of contamination and corrective actions are incomplete." Furthermore, the FDA found Klebseilla bacteria and that from February 28, 2002 to July 5, 2002, 14 monovalent blend pools failed bioburden testing. Deficiencies were noted in product contact equipment compatibility, including the finding of no filter compatibility and extractable validation studies on filtered Fluvirin monovalent and/or trivalent bulks. As U.S. Congressman Henry Waxman ("Waxman") of California recognized:

  "The Chiron plant in Liverpool is not an ordinary FDA-regulated facility. It is a facility with a history of contamination problems that makes half the supply of the U.S. flu vaccine."

*  *  *

  "FDA inspected the flu vaccine supply in June 2003. The report of the inspectors found serious problems in 20 areas of vaccine manufacturing and distributing."

        50.   After acquiring PowderJect and the Liverpool facility, Chiron expanded production of Fluvirin, producing 38 million doses for the 2003-2004 flu season, approximately 50% more than the previous flu season. Chiron attributed the radical increase in production over a few short months to "planned efficiency measures." On January 12, 2004, defendant Pien proclaimed that the Company would increase production of Fluvirin to 50 million doses for the 2004-2005 flu season.

        51.   Meanwhile, the problems at the Liverpool facility worsened. An inspection of its Liverpool facility by the United Kingdom's Medicine's and Healthcare Regulatory Agency ("MHRA") on September 30, 2004 found bioburden (bacteria levels) for the 2004 manufacturing protocol to be of significant orders of magnitude above those of 2003 and 2002, i.e. the ignored problems got progressively worse. This fact was pointedly recognized by Congressmen Waxman who stated:

  "But conditions weren't improving, they were deteriorating. Over the next 16 months, as production at the facility increased, the problems found in June 2003 mushroomed.... Aseptic connections were identified as a potential source of contamination in 2003. They weren't fixed."

        52.   And Congressman Waxman further observed:

  "[B]oth British and FDA inspectors found systemic problems, including failures to address high bioburdens, problems addressing connection between tanks and sanitary practices that were found on previous inspections."

        53.   Apropos, an October 2004 FDA inspection report indicated that nine filled vial lots of vaccine were contaminated with Serratia bacteria. Of these contaminated lots, the first failure occurred on July 8, 2004, and the ninth failure occurred on August 2, 2004. "There was no documentation to show that root cause, immediate corrective action, or product impact was addressed at the time of each failure." The FDA also found that failure investigations, noted during the 2003 EDA inspection had not been adequately corrected, and the root causes of those failures had not been adequately addressed. FDA inspectors stated "no investigation, corrective and preventative action has been conducted and no justification/rationale is provided for the lack of investigation. (Incomplete corrective action from previous inspection 2003)."

        54.   Chiron was forced to announce that it had delayed shipment of FLUVIRIN, pending additional testing, when a "small number of lots" had been identified with specific sterility problems. Chiron then stated that the additional testing would delay FLUVIRIN shipments until early October. The "small number of lots" actually represented approximately 4 million doses of the flu vaccine. The sterility failures were not the only deficiencies at the Liverpool facility and 4 additional batches of finished FLUVIRIN vials were rejected because of other environmental problems.

        55.   Congressman Waxman summarized the situation stating:

  [S]enior FDA officials conceded that a number of findings in 2003 were relevant to the 2004 problems. These included problems not only with the bioburden and the aseptic connections, but also with the basic sanitary practices in the facility. In essence, what they told us is that the problems identified in 2003 didn't get better... instead, as production volumes increased in 2004, the problems at the plant expanded, ultimately leading to the shut down of the facility.

*  *  *

  [W]hat we have is a plant that has had troubled sanitary conditions in its production, and those troubled sanitary conditions eventually led to the contamination of the vaccine supply. That is what caused the shutdown by the British.... They weren't getting better; the problems hadn't been corrected; the production was being increased. And with the increase in production and the facilities not having their sanitary problems corrected, we ended up with a breakdown.

    2.
    The Impact of the Fluvirin Debacle

        56.   On October 5, 2004, Chiron announced that the MHRA "has today temporarily suspended the company's license to manufacturer FLUVIRIN influenza virus vaccine in its Liverpool facility, preventing the company from releasing any of the product during the 2004- 2005 influenza season." The MHRA shut down the Liverpool facility after determining that it did not comply with U.K. Good Manufacturing Practices.

        57.   As a result, Chiron reduced its 2004 earnings forecast by more than a dollar per share due to the expected loss of all FLUVIRIN sales, which had contributed 12 percent of its total revenue of $1.8 billion in 2003. The trading price of the company's stock dropped from the mid-40's range to the mid-30's range. After announcement of the suspension, Chiron acknowledged that it was of "paramount importance" that Chiron's Liverpool facility be working again by March 2005.

        58.   The effects of the October 5th news release are aptly illustrated by the chart below, which indicates that in the months leading up to the Company's October 5th news release, Chiron's stock regularly traded above the $45 per share price now offered by Novartis. Indeed, in an Argus Analyst Report dated August 9, 2004, analyst John Watkins set a 12-month target price for Chiron at $53 per share, stating that "Chiron is currently the fifth-largest supplier of vaccines in the world for both children and adults. This is a growing market estimated at $15 billion. Chiron's share remains quite small with significant room for growth." See Argus Analyst Report dated August 9, 2004. However, following the October 5th news release, the Company's stock plummeted $7.44, or approximately 16.4%, to $37.98 on October 5, 2004.

        [Insert CHIR Closing Price chart]

        59.   On December 7, 2004, British health authorities extended Chiron's suspension an additional three months. This happened despite the FDA and the British health authorities giving Chiron, "all we could in terms of help," according to Acting FDA Commissioner, Dr. Lester M. Crawford.

        60.   The failure of Chiron to deliver the more than 48 million doses during the 2004- 2005 flu season resulted in at least $245 million in lost revenue. In addition, FLUVIRIN inventory had to be destroyed, resulting in a $91 million charge. Chiron suffered loss of reputation, goodwill, opportunity costs and the expense of battling lawsuits and formal investigations. Chiron was served with a grand jury subpoena, issued by the U.S. Attorney for the Southern District of New York, seeking documents regarding Chiron's license suspension to manufacture FLUVIRIN. On February 11, 2005, Chiron received notice that the U.S. Securities and Exchange Commission ("SEC") was proceeding with a formal inquiry into whether federal securities laws had been violated.

        61.   Thanks to congressional oversight and investigation, as well as investigation by governmental agencies and shareholder lawsuits, considerable pressure has been brought to bear upon Chiron to take action to remedy the dangerous deficiencies with respect to FLUVIRIN manufacture and to properly ensure against yet another debacle, especially in light of the serious concerns about a flu pandemic and growing concern about an Avian flu pandemic.

VI.    SUBSTANTIVE ALLEGATIONS CONCERNING THE PROPOSED TRANSACTION

  A.
  Novartis Moves Quickly to Exploit the FLUVIRIN Debacle to Disadvantage Minority Stockholders Before Chiron Recovers

        62.   Recognizing that Chiron was temporarily crippled, but that congressional, federal and shareholder oversight and pressure had been galvanizing to compel remedial efforts that would restore Chiron to its former value, Novartis moved quickly toward its goal of acquiring 100% of Chiron at a discount by strategically exploiting, to its own self-interest and advantage, both the FLUVIRIN debacle and its access to non-public, Chiron-specific, information. Novartis was intent on reaching a deal before

Chiron could successfully launch the manufacture and distribution of flu vaccine for the 2005-2006 season and otherwise restore itself to health and prosperity. As a controlling shareholder with three of its designees on the Chiron Board, Novartis had access to internal information at Chiron, including information with respect to the status and condition of ongoing projects, Chiron's continuing dialogue with governmental agencies including the FDA and prospective opportunities and deals.

        63.   While Chiron stock languished in the wake of the FLUVIRIN debacle, defendants Coleman and Breu met on December 2, 2004 to discuss the fact that Novartis was considering its options vis-à-vis its stake in Chiron. Breu informed Coleman that Novartis was considering various options: increasing its stake above 50% through an acquisition of new shares; as otherwise provided under the Governance Agreement, acquiring all of the remaining shares of Chiron; entering into strategic initiatives involving Chiron or its vaccines business; or potentially divesting its stake in Chiron. Breu informed Coleman, however, that Novartis was not in a position to decide how it wished to proceed absent conducting due diligence.

        64.   On December 7, 2004, Chiron issued a press release announcing that the MHRA had decided to continue the suspension of the Company's license to manufacture influenza vaccines in Liverpool for a further period of three months, effective January 4, 2005, at the same time as the expiration of the initial three-month suspension. Then, compounding Chiron's problems, on December 10, 2004, the FDA sent the Company a Warning Letter citing violations of good manufacturing practices and requesting Chiron to provide additional information with regard to two areas of the Company's business.

        65.   On March 2, 2005 the Company announced that the MHRA had lifted its suspension of Chiron's Liverpool manufacturing facility. Recognizing that a window of opportunity had opened for Novartis to strike a deal before a Chiron's recovery was apparent, Coleman and Breu met again on March 8, 2005 and discussed "high level strategic matters regarding Chiron and Novartis' intentions with respect to Chiron, including specifically whether Novartis was considering making an offer to purchase those shares of Chiron common stock that Novartis did not already own." Novartis continued to take advantage of opportunities to access internal non-public information, including information obtained during its "due diligence" preceding an offer.

        66.   Following a meeting of the non-Novartis directors in late March 2005, Chiron informed Novartis that it needed to update its long-range strategic plan and obtain advice from financial advisors with respect to Chiron's valuation. According to Chiron's Schedule 1A and Rule 13E-3 Transaction Statement on Form SC 13E-3/A, and exhibits appended thereto, filed with SEC on January 11, 2006, (collectively referred to hereafter as "Proxy Materials"), on April 15, 2005, Chiron formalized an agreement with Credit Suisse First Boston and Morgan Stanley with respect to a possible transaction with Novartis and entered into engagement letters with both firms—who, not coincidentally, had strong ties to Novartis.

        67.   On August 31, 2005, the Company announced that the FDA had communicated the results of the FDA's July 2005 GMP (Good Manufacturing Practices) inspection of Chiron's Liverpool facility, and found Chiron's responses and proposed corrective actions to the FDA inspection observations to be "generally acceptable." As a consequence, Chiron was permitted to proceed with its efforts to return the FLUVIRIN vaccine to the U.S. Market for the 2005- 2006 influenza season. The FDA announcement made it more than likely that Chiron's vaccine would return to the U.S. market later in 2005 and for the 2005-2006 flu season. Jesse Goodman, Director of the FDA Center for Biologics Evaluation and Research, said Chiron had made "significant progress" in its efforts to address problems at the Liverpool facility.

  B.    The Novartis $40 Offer

        68.   Faced with news of continuing progress and developments with respect to the manufacture and sale of FLUVIRIN for the 2005-2006 season and armed with the knowledge of Chiron-specific, internal information respecting additional favorable trends and developments benefiting the Company that would ultimately boost the price of Chiron stock, Novartis hastened to consummate a deal on terms favorable to Novartis and in direct conflict with the interest of public stockholders, exploiting the prior events that had placed downward pressure on Chiron's stock price. To that end, on September 1, 2005, it was announced that Novartis had offered to acquire all of the outstanding shares of Chiron it did not own for $40 per share in cash. Novartis' offer represented a grossly inadequate premium of just under 10% over Chiron's August 31, 2005 closing price of $36.44—which, as discussed more fully herein, is a completely inappropriate and unfair base from which to determine the appropriate control premium in any event.

        69.   Novartis made the $40 per share offer after completing "due diligence" with respect to Chiron, which thereby allowed it to take an even closer look at Chiron's books and business condition—internal non-public information—and get an even clearer picture of Chiron's overall financial status and prospects.

        70.   The offering price of $40 per share was grossly unfair and inadequate because, among other things, the intrinsic value of Chiron's assets and common stock material exceeds $45 per share. And the $40 per share offer was also grossly inadequate and unfair given Chiron's pre-FLUVIRIN debacle stock trading price and Chiron's prospects for future growth and earnings.

        71.   Novartis Schedule 13D filed on September 1, 2005 includes a letter from Novartis to the so-called "Independent Directors" of the Chiron board indicating that the "Independent Directors" inquired as to whether Novartis had any interest in acquiring the remaining shares of Chiron [i]n connection with the Chiron Board's consideration of the serious issues Chiron faces." The letter further states that, after due diligence, Novartis proposed to acquire the remaining shares for $40 per share in cash subject to "the approval of a majority of the public shares." On September 1, 2005, following the announcement of the Novartis offer, Chiron's stock price closed at $42.93 per share—a dramatic improvement from its average trading price over the 10 trading days preceding the announcement of $35.74 per share—but not as high as the stock would have naturally climbed as Chiron progressed with its recovery and if its trading price was not capped or otherwise depressed by Novartis' acquisition strategy.

        72.   Novartis said the Chiron takeover "provides us with an opportunity to create a strategic platform in vaccines." Unquestionably, the need for powerful influenza vaccines had risen recently as governments world-wide were stepping up preparation for a possible outbreak of Avian flu in humans. The proposal was the third acquisition bid by Novartis in 2005. Earlier that year, Novartis acquired Hexal AG and Eon Labs, transforming Novartis into the world's largest generic drug maker.

        73.   Accordingly, Novartis' offer was specifically timed in order to exploit uncharacteristically low trading prices in Chiron's common stock due to troubles at its production facilities. Indeed, prior to October 2004, the price of Chiron stock traded as high as $57 per share. More to the point, the Company continued to publicly disseminate reports indicating that Chiron's financial base was strong and that it was poised for further growth and stability.

        74.   The self-dealing inherent in the Novartis proposal has been acknowledged by the parties to the proposed transaction. In a press release on September 1, 2005, which was authorized by the Individual Defendants, the Company announced that Chiron's Board of Directors, excluding the three Novartis directors, would fairly evaluate the offer. The belief that there was the spector of rampant conflicts of interests and self-dealing regarding the offer was further confirmed by way of Novartis stating that its offer would have to be accepted by holders of a majority of the outstanding shares of Chiron common stock not owned by Novartis and its affiliates.

        75.   Having initiated an active sales process, the defendants assumed enhanced duties to maximize shareholder value. Instead, the defendants never conducted a bona fide market check or auction of the Company and even created conditions that were designed to favor Novartis and rubber stamp the fairness and adequacy of its offer to the detriment of Plaintiffs and the proposed Class members, and in blatant disregard of the rights of Chiron's non-controlling, minority stockholders, as more fully discussed below.

  C.    Lawsuits Compel a Rejection of the Initial $40 Proposal and a Higher Offer

        76.   The efforts of the Chiron Board to instigate a purchase by Novartis of all of the outstanding shares of Chiron common stock Novartis did not already own at a time when the trading price of Chiron shares was still being temporarily impacted by the FLUVIRIN debacle, and the offer by Novartis to do so at $40 per share, shocked the investment community. Stockholders immediately instituted meritorious class action lawsuits challenging the actions of the Individual Defendants and Novartis that were designed to enable Novartis to effectively steal full control of Chiron and disadvantage the non-Novartis stockholders. Plaintiffs intended to compel the Individual Defendants and Novartis to honor their fiduciary duties and legal obligations to the non-Novartis, non-controlling stockholders, and instigate an unequivocal rejection of the $40 per share offer. Plaintiffs' litigation serves as a continuing reminder to the defendants that the non-Novartis shareholders shall vigorously assert their rights and interests with respect to a matters of Board independence and related issues, as well as the obligations of the Individual Defendants and Novartis with respect to their duties and responsibilities.

        77.   On September 5, 2005, it was announced that Chiron's Board of Directors rejected the Novartis offer as "inadequate." Feigning the appearance of arms-length negotiations when, in reality, there were none, and pursuant to its strategy of depressing the trading price of Chiron shares, Novartis publicly stood firm on the $40 per share price, even though it was manifestly unreasonable. On September 20, 2005, the Financial Times quoted Novartis officer Daniel Vasella as stating that the $40 was a "walkaway" price, that Novartis was not likely to increase the price and that there was even a "possibility" Novartis would consider a sale of its interest in Chiron if it could not reach an agreement with Chiron's Board to acquire the rest of the Company.

        78.   Nevertheless, intent on gaining full control and faced with the pressure of Plaintiff stockholders' mounting and ever-present challenges and scrutiny, Novartis was compelled to raise its offering price to $45 per share. The price of $45 per share that was offered to the Class members—though an increase over the initial offer of $40 per share due in substantial part to Plaintiffs' efforts—remains unconscionable, unfair and inadequate consideration and has been the object of manipulation, as more fully discussed below.

  D.
  Breaches of Fiduciary Duty and Self-Dealing Culminating in Board Approval of Unfair and Inadequate Merger Price at $45 Per Share

        79.   On October 30, 2005, Chiron announced that its Board approved the merger with Novartis at $45 per share and resolved to recommend the merger to the stockholders as fair and in the best interest of the non-Novartis stockholders.

        80.   The proposed merger consideration of $45, in cash, per share is not fair from a financial point of view to the holders of common stock other than Novartis. Like its $40 per share predecessor, the deal price of $45 per share serves no legitimate business purpose of Chiron. Instead, it is an attempt by defendants to enable Novartis to benefit unfairly from the transaction at the expense of Chiron's public stockholders. The proposed acquisition price of $45 will, for inadequate consideration, deny Plaintiffs and the other members of the Class the right to share proportionately in the future success of Chiron and its valuable assets.

        81.   Prior to agreeing to sell the Company at $45, the defendants continued to fail to conduct a bona fide market check or auction of the company. The entire merger process, including the merger negotiations and valuation analysis deployed by the Individual Defendants and the bankers, was designed to back into an inadequate and unfair deal price to the advantage of Novartis. The $45 price was arrived at through a combination of utilizing financial advisors—Credit Suisse First Boston and Morgan Stanley—that were not independent of Novartis, failing to pursue strategic alternatives, including materially important negotiation strategies, ignoring or otherwise failing to assert rights or options under the Governance Agreement that could have benefited the non-Novartis stockholders with respect to share price valuation and consequent merger price fairness, and a valuation process and related analysis that were materially flawed. The financial evaluation analysis attached to Chiron's Proxy Materials materially understates the value of Chiron shares. The entire valuation process and financial valuation, including the merger premium analysis ostensibly supporting the transaction, are flawed and understate the value to Chiron common stockholders of selling control of the Company.

    1.
    Investment Bankers Not Truly Independent and Conflicted by Fee Arrangement with Chiron

        82.   Chiron engaged financial advisors with long-standing relationships with Novartis and Chiron, rather than engaging financial advisors who were truly independent. The purpose of hiring such bankers with prior relationships with Novartis and Chiron was to safeguard against receiving an unfavorable fairness opinion that would not support the $45 per share price.

        83.   To that end, Chiron hired Credit Suisse First Boston ("CSFB") and Morgan Stanley ("MS") (collectively, the "Bankers"). CSFB is a regular advisor to Novartis and has advised on four merger and acquisition deals since 2001. Further, the Vice Chairman of Novartis, Hans-Joerg Rudloff was, until 1998, the Chairman and CEO of CSFB.

        84.   Starkly evidencing the industry recognition that CSFB was not independent, a September 1, 2005 report in Financial News regarding the engagements was titled "CSFB Pitches for Away Team in Novartis Deal." Moreover, CSFB and MS were joint book runners of a convertible bond offering for Chiron in 2004 and CSFB advised Chiron on the fateful PowderJect Pharmaceuticals acquisition in which Novartis had a strong hand.

        85.   Additionally, the fee structure Chiron agreed to with CSFB and MS destroyed the Bankers' independence. Chiron negotiated a fee structure that provided huge contingent payments to CSFB and MS in the event of consummation of the Merger transaction with Novartis at the $45 per share price. The engagements provided for the payment of a $1 million retainer and a $1.25 million opinion fee to each of the Bankers. The Bankers, however, would each garner a transaction fee of over $10 million on a sale of Chiron.(1) Moreover, the Bankers proceeded on the assumption that Novartis was the only transaction source. Thus, in addition to their long-standing business relationships with Novartis, the Bankers had, in effect, "20 million reasons" to obtain and support a deal with Novartis at the price it allowed.(2)

1
The transaction fees on a merger or acquisition of Chiron would yield over $10 million each to CSFB and MS under the formula.

2
Moreover, Sullivan and Cromwell ("S&C") provided legal counsel to the Chiron Board. S&C also represents Goldman Sachs, Novartis' Banker, and represented Goldman Sachs recently in securities litigation against Goldman, CSFB and MS.

    2.
    Steps Used or Ignored in Bankers' Process and Negotiation to Disadvantage Non-Novartis Stockholders

        86.   According to Chiron's publicly issued Proxy Materials, a meeting of the non- Novartis directors was held on April 25, 2005. Also in attendance were several members of Chiron management as well as CSFB, MS and S&C. During the meeting, Pien and Coleman updated the non-Novartis directors on the status of the Chiron long-range strategic planning and discussions with Novartis.

        87.   According to the Proxy Materials, the non-Novartis directors met again on May 20, 2005. In addition to the non-Novartis directors, certain members of Chiron management attended, as we as CSFB, MS and S&C. Management presented Chiron's long-range plan update and the directors discussed Chiron's valuation with CSFB and MS.

        88.   According to the Proxy Material, the Bankers presented analyses to the non- Novartis directors at the May 20th meeting. The Bankers advised the directors that Chiron's available strategic alternatives were limited to three restructurings: (1) a sale of Vaccines to Novartis in exchange for Novartis' Chiron stock; (2) a sale or spin-off of BioPharm; and (3) a sale or spin-off of Blood Testing. The Bankers' advice was influenced by the position of Novartis—albeit detrimental to the non-Novartis stockholders—that the Governance Agreement conferred an enforceable approval right on Novartis. The Bankers stated that Novartis was "not likely to allow [Chiron] to pursue" alternatives (2) or (3). The Bankers concluded: "A transaction involving a sale of Vaccines to [Novartis] in exchange for [Chiron] stock held by [Novartis] is likely the only potential alternative and may result in enhanced shareholder value."(3) Notwithstanding, even this alternative was never pursued. The directors agreed that Coleman would report to Novartis that due diligence could take place in the beginning of June 2005.(4)

        89.   Meanwhile, according to the Proxy Materials, the non-Novartis directors met on May 26, 2005 to hear an update from Coleman regarding discussions with Novartis and due diligence. Members of Chiron's management were present, as well as CSFB and MS. Novartis subsequently conducted due diligence from May 31 to August 12, 2005. Thereafter, Breu informed Coleman that Novartis would not be able to decide whether or not to make an offer for Chiron unless and until Novartis conducted further due diligence and received the results of the pending FDA inspection of Chiron's Liverpool facility. On August 18, Breu informed Coleman that Novartis might make an offer for Chiron shortly.

3
As reflected in the Proxy Materials, the Bankers recognized the significant prospects of Chiron that the market was not yet crediting regarding value of Chiron's pipeline products and technology and that significant synergies were available to Novartis in the vaccines business. Among the "pros" supporting a sale of Vaccines to Novartis, the Bankers advised the Board that Novartis may be able to "realize significant operating synergies, potentially, resulting in an attractive valuation of [Chiron]" and that a sale provide the "potential to 'unwind' the Governance Agreement" (5/20 Book at 40). On the 'con' side, the Bankers advised the Board that the "vaccines business is a valuable franchise" expected to be a "highly profitable" cash flow generator" with "potential for further growth with flu cell culture and meningitis franchise." (5/20 Book at 40). The Bankers also noted that it may be difficult to realize appropriate value for vaccines due to a "[l]ack of competition due to the Governance Agreement" and Novartis' "concerns and perceptions of the vaccine business versus [Chiron's] recent remediation actions." (5/20 Book at 40),

4
Chiron's Preliminary Proxy Statement of November 25, 2005 states that Novartis' August 30 proposal letter disclosed that it was not willing to sell its stake in Chiron. This was a factor in the Board's conclusions and recommendation of the Merger. The Board apparently did not evaluate the option of selling the whole company or whether Novartis had changed its view in this regard.

        90.   According to the Proxy Materials, on August 28, 2005, the non-Novartis directors met once again and heard an updating of management's projections. The non-Novartis directors determined that further updating would be needed to respond to a Novartis offer and determined which directors and members of management would meet with Novartis regarding an offer.

        91.   Even though there were other strategic alternatives, including sale of the Vaccine's business to Novartis in exchange for Novartis stock, or election to proceed under the arbitration provisions of the Governance Agreement, thereby permitting Chiron's improving prospects to favorably impact the trading price of its common stock and consequently add value to the deal, all such alternatives were abandoned by Chiron and its Bankers as they continued to serve the best interest of Novartis and themselves, rather than the best interest of Chiron's non- controlling stockholders. Instead, the Bankers pursued only one a1ternative: a buyout by Novartis. To that end, the non-Novartis directors merely played the role, at most, of passive observers. There was no resolution or delegation of Board authority to the non-Novartis directors to negotiate or direct and control the work of the Bankers. Rather, the determination of the price of the buyout was left to the Bankers, which had $20 million in fees riding on consummating a deal with Novartis.

        92.   The Bankers provided flawed valuation analysis to the Chiron Board in advance of its acceptance of the $45 per share price. Indeed, the Bankers' valuations were based on projections rendered by management that were incomplete and stale and did not adequately consider or simply ignored existing or anticipated favorable developments respecting or impacting Chiron, as more fully discussed below.

        93.   And while the Bankers' September 4, 2005, valuation included a sensitivity analysis for the discounted cash flow ("DCF") valuation that showed an enormous upside potential for Chiron's drug pipeline, Tifacogin, as well as Chiron's flu cell technology, the Bankers did not provide valuation information to the Board regarding alternatives, including one that was identified in the May 20th Bankers' presentation,

        94.   Nor did the Bankers provide advice on the sale value of Chiron to a third party—a fundamentally critical process and valuation flaw that gravely undermined the interests of the non-Novartis stockholders and essentially obliterated, to their detriment, protections that were supposed to be provided under the Governance Agreement, as we as violating their absolute right to obtain a valuation that included an adequate and meaningful premium for acquiring control of Chiron, i.e., a control premium. Moreover, both the Board and the Bankers acceded to Novartis' position that it had the contractual right to approve (or block) any third party deal or bypass the Board under the Governance Agreement, while failing outright to use as strategic leverage the unenforceability of any such right by Novartis because such approval and bypass rights had never been approved by a majority vote of the stockholders to amend the certificate and were themselves a violation of stockholders' rights and defendants' duties.

        95.   According to the Proxy Materials, the Bankers and Novartis' financial advisor, Goldman Sachs, held discussions over the several weeks following the $40 proposal concerning the valuation of Chiron. "With the knowledge and approval of the respective client, but without specific direction or authority to make price proposals," the Bankers began to explore ranges of values "that they believe might prompt their respective clients to engage in further discussions." Although the Bankers initially proposed a price in the 50's, they easily relented—too easily. Novartis came to a range of $43-$44 per share. The Bankers came to a "$46 or higher" range of valuation.

        96.   According to the Proxy Materials, the non-Novartis directors met on September 14, 22 and 28 and each meeting was attended by Chiron management. The purpose of these meetings was to update the non-Novartis directors, yet no action was taken. On October 18, 2005, the non-Novartis directors met with management, CSFB, MS, and S&C. Defendant Pien discussed updates of Chiron's business and reviewed Chiron's recent earnings release and related matters. Further, CSFB and MS discussed Chiron's valuation, including a presentation of various financial analyses.

        97.   According to the Proxy Materials, the Bankers and Goldman Sachs "discussed the proposed value ranges with their clients" but even Chiron's Proxy Materials fail to disclose with whom at Chiron the Bankers discussed the value ranges, or the extent to which the Chiron Board was informed. In fact, on October 20, 2005, Breu spoke to Coleman and asked whether the non-Novartis directors were aware of the discussions between the financial advisors and were prepared to meet to discuss further a possible transaction on the basis of those discussions. Breu and Coleman agreed to meet on October 28th in New York and the parties' respective counsel exchanged draft merger agreements. And while representatives of Chiron "including three non-Novartis directors of Chiron" met together with their respective legal and financial advisors in New York in the evening on October 28th and deferred discussing price pending the resolution of the other issues, the financial advisors did meet to discuss price.

        98.   According to the Proxy Materials, in the evening of October 29th, the Bankers reported to the non-Novartis directors that Novartis was unlikely to increase the price of $44 and discussions were suspended for the night. The financial advisors resumed discussions on October 30th in the morning, following a call to update the non-Novartis directors, and the parties resumed discussions.

        99.   That day, Chiron advised Novartis that Chiron was exercising a "Put" in the amount of $300 million, purportedly to raise Novartis' stake in consummating a deal and to provide Chiron with capital if the deal fell through. The Board, however, considered no analysis of the dilutive effect on the non-Novartis stockholders of the issuance of approximately 6.6 million new shares to Novartis at approximately $43 per share, even though the available information clearly evidenced that Chiron's intrinsic value exceeded $43 per share.

        100.    Despite the fact that the Bankers initially purposed a price in the 50's, then retreated to "$46 or higher," the financial advisors continued discussion on October 30th and agreed to suggest a valuation of only $45 per share. Novartis then increased its offer to $45 per share which the Bankers then communicated with the Board.

        101.    According to the Proxy Material, on October 30, 2005, the Bankers provided valuation analyses to the Chiron Board (the three Novartis designees recused themselves) and their oral opinion that $45 per share was fair from a financial point of view to the non-Novartis stockholders. Their opinion was based upon a flawed analysis, as more fully discussed herein. The Board approved the merger terms, including the $45 price, and resolved to recommend the merger to the stockholders as fair and in the best interest of the non-Novartis stockholders. In doing so, the Board eagerly dove into a contractual stranglehold in approving the Merger, and without adequate support for its recommendation and approval.

        102.    According to the Proxy Materials, one of the factors cited to support the Board's approval and recommendation of the Merger was Novartis' contractual right to approve transactions under §2.04 of the Governance Agreement. This position and the lack of any effort to challenge it to leverage a better deal tainted the approval and recommendation and undercut the Board's authority to continue to exercise its fiduciary duties to protect the non-Novartis stockholders. Indeed, the Board had a continuing unremitting fiduciary duty to the non-Novartis stockholders to provide for, and take action to monitor and evaluate, the continuing reliability of the Board's recommendation and the fairness opinions through the stockholders' vote respecting approval of the Merger, particularly where, as here, the only "fiduciary out" the Board leaves itself is to withdraw its recommendation.

        103.    Here, the Merger Agreement provides no effective "fiduciary out." Section 7.2(a) addresses the Board's fiduciary out in the case of a financially superior proposal. The Board cannot terminate the Merger Agreement if it determines the Merger is no longer in the best interest of the non-Novartis holders. The Board's only option in the face of a financially superior proposal is to withdraw its recommendation of the Merger. To do so, however, the Board must conclude that the superior proposal can be consummated. But given Novartis' position that it has an approval right under §2.04(a) of the Governance Agreement, the Board will conclude that there are no alternatives to the Novartis transaction because any alternatives cannot be consummated without Novartis' approval. Therefore, the Board's so-called "out," is illusory.

        104.    Section 7.3(c) of the Merger Agreement addresses generally the Board's power to withdraw its recommendation. The Merger Agreement permits the Board to do so if the Board concludes, on the advice of counsel, that continuing to make the recommendation is not consistent with its fiduciary duties. Given Novartis' control over Chiron and the lack of independence of the Chiron Board—the Individual Defendants herein—the Board has no effective continuing advice from anyone with the interest of the non-Novartis stockholders in mind. Additionally, since the Bankers have $20 million in fees riding on stockholder approval upon consummation of the Merger, the Board has no effective continuing advice from the Bankers and any fiduciary out contemplated by the Merger Agreement is illusory.

        105.    The Merger Agreement also subjects Chiron's business operation to Novartis' control. In fact, Novartis has already begun restructuring Chiron in contemplation of the Merger. Thus, the public holders do not have a free vote to reject the Merger and proceed as a stand-alone company. If the Merger is rejected, Chiron will no longer exist in Pre-Merger Agreement Form. The Proxy Materials admit that this means that the failures of the non-Novartis' holders to approve the Merger could leave the non-Novartis holders with damaged goods. In fact, Novartis is continuing to act in ways that are detrimental to the best interests of the minority stockholders and even a stand-alone Chiron, as it is causing key personnel to leave and is avoiding incurring costs and expenses, as part of a strategy to force stockholders to agree to the Merger, even if it is at an unfair and inadequate price.

    3.
    The Valuation Analysis is Flawed, Deficient and if Properly Rendered, Would Only Support a Higher Price Range

        106.    In addition, the valuation analysis and consequent fairness opinions the Bankers provided to Chiron's Board are fatally flawed and deficient, thereby undermining, the Board's recommendation for the Merger transaction at $45 per share, and rendering it unreasonable, as well as rendering the $45 per share price valuation unfair from a financial standpoint.

      a.
      Projections Incomplete, Inadequate and Stale

        107.    Management's projections ostensibly supporting the Bankers' fairness opinions respecting a merger consideration at $45 per share are incomplete, inadequate and stale. Chiron's management and Board failed to render adequately projections that took into account all events as of October 31, 2005 and ignored or otherwise failed to consider or properly analyze events which were relevant and material to a fair and adequate evaluation.

        108.    The projections upon which the fairness opinions are based are also stale and are required to be updated by reason of significant and material new events which have materially altered the value of Chiron's common stock and have further rendered the $45 acquisition proposal unfair and inadequate. There are several examples of events which have not yet been properly considered or are inadequately addressed by the Chiron management and/or Board projections upon which the Bankers' fairness opinions have relied and which require an update and material change to the projections, while further confirming that the $45 merger price is unfair and inadequate from a financial standpoint to the non-Novartis stockholders. These new events include, but are not limited to, the following:

        (1)
        Chiron's Bird Flu Contract and Related Presidential Initiatives

        109.    As reported by the media in an article disseminated October 28, 2005, Chiron was becoming the beneficiary of taxpayer largesse, having just been awarded a $62.5 million contract by the United States Department of Health and Human Services, as part of a goal to develop a new vaccine and have 20 million doses on hand to prevent people from being infected with H5N1-Bird Flu ("Avian Flu"). However, this funding by Congress was simply the first trickle in what experts regard as a forthcoming deluge of money targeted at an impending Avian Flu pandemic, with Congress appropriating billions in emergency spending and the President set to release his own budgetary response. The Avian Flu vaccine contract represents a significant influx of money to Chiron and the government reports that it expects the company to develop and deliver the vaccine in early 2006. The Avian Flu virus being likened to a modern-day Black Plague, amid projections that as many as 50 million people worldwide could die if the virus mutates into an pandemic-causing strain. There is no amount of money lawmakers would not be willing to spend to protect and safeguard the citizens of America. Chiron is a direct beneficiary of that crisis. In early November 2005, the President of the United States announced an initiative to ask Congress for $7.1 billion in emergency funding as part of an effort to handle a pandemic flu outbreak in America, including $800 million to develop new treatments and vaccines and $2.8 billion to develop a new, faster method to produce vaccines that are produced with chicken eggs. The initiative would involve stockpiling drugs and vaccines and encouraging vaccine makers to modernize. The President's request to companies includes $1.2 billion to make 20 million more doses of current experimental vaccine against Avian Flu made by Chiron and SanofiAventies, $2.8 billion to accommodate new flu-vaccine technology and $1 billion to stockpile more anti-viral drugs. Meanwhile, bird flu outbreaks in the human population are now occurring worldwide. The defendants did not adequately or meaningfully analyze or value the business and financial impact and consequent benefit to Chiron resulting from the Avian Flu outbreak or preparedness;

        (2)
        Cell-based Influenza Vaccine Development

        110.    On November 17, 2005, Bloomberg News reported that Chiron has advised U.S. regulators that Chiron can safely and reliably supply influenza vaccines using Chiron's cell- based technology, instead of chicken eggs. The FDA responded by taking the unusual step of creating a panel to advise Chiron and other companies in advance regarding what information will be needed by the agency. Chiron's development of a Cell-Based Influenza Vaccine has not yet been adequately or properly considered or assessed in management's projections or valuation of Chiron's common stock, despite the colossal financial opportunity it presents to Chiron. Chiron's development of a cell-based influenza vaccine promises to greatly advance and improve flu treatments and position Chiron even more strongly with respect to the achievement of growth in revenues and future prosperity;

        (3)
        Procleix West Nile Virus Assay

        111.    As reported in the media on December 1, 2005, the FDA, after 2 years of testing in the nation's blood banks, approved a test to screen blood, organ and tissue donors for the West Nile Virus. The Procleix WNV Assay was developed by Gen-Probe, Inc., and is marketed by Chiron Corporation. This, too, is an extremely important new development that has not been properly or adequately addressed or considered in management's projections or valuation of Chiron stock. According to the

FDA, the West Nile Virus, usually transmitted by mosquitoes, has now been detected in people who received the illness from a blood transfusion—including 9 who have died. The virus has led to 762 deaths in about 20,000 diagnosed patients since 2002. Procleix is the first U.S. approved test for blood banks and facilities working with donors because it can stand alone. According to Chiron's John Gallagher, both Chiron and Gen-Probe controlled about 80% of the blood donations screening market over the last 2 years and a plan to keep that edge with this new blood screen product approval. Indeed, the announcement of the FDA's approval caused Chiron's stock price to rise—even though the proposed acquisition has effectively capped and placed a chilling effect on upward movement of Chiron common stock shares;

        (4)
        TFPI Developments

        112.    The so-called "projections" forming the basis of the Bankers' fairness opinion that were rendered by Chiron's management also fail to fully and adequately address and value an important new development that has occurred with respect to one of Chiron's leading drug product candidates—Tifacogin ("TFPI"). Chiron's therapeutic division is experiencing dramatic progress in drug development as exemplified dramatically by its work with TFPI, a recombinant form of tissue factor pathway inhibitor TFPI. This drug is in Phase IIl trials and is intended to treat severe community-acquired pneumonia, a serious unmet medical need. It is estimated that over 30,000 patients a year die from severe pneumonia. Along with strong scientific rationale, data analysis from Chiron's earlier study of TFPI in sepsis patients suggested its benefit in treating pneumonia. Chiron commenced its Phase III clinical trials in 2004. On December 19, 2005, an FDA monitoring committee reviewed the blind data and directed that the Phase III trial should continue. Thus, TFPI has reached an important milestone and is potentially a blockbuster drug.

        (5)
        Schering AG Contract

        113.    On December 9, 2005, German drug giant, Schering AG announced the prospect of exercising an option to buy the rights to Chiron's multiple sclerosis drug Betaseron. The U.S. regulators' approval of the Chiron merger affected a clause in the contract between Schering and Chiron. As a consequence, Schering could potentially pay Chiron as much as $1.2 billion for rights to the drug, which it already sells.

        114.    Each of the foregoing events, as well as all others that have occurred, have not yet been properly or adequately taken into account, considered or valued with respect to the projections. Management's projections are required to be revisited and reanalyzed so that updated projections may be rendered by them, upon which updated fairness opinions' may then be rendered by the Bankers and communicated to the investment community.

        (6)
        Period of Projections Concerning New Product Revenue and Discounted Cash Flow Analysis

        115.    The Bankers provided valuation analyses to the Chiron Board based on management projections for a 10-year discrete period and which included only drugs in clinical development. Therefore, no new product revenue was introduced into the projections in the last five years of the 10-year discrete period, unfairly skewing projections and departing from reality in the situation in which the projections are used for purposes of a sell-side DCF valuation of a company. It is equally unfair and unrealistic to assume that a company like Chiron will have no new product revenue in the last half of the ten-year period. In addition, the DCF valuation uses a 2-4% perpetual growth rate, which is below the 5% typically ascribed to the U.S. economy generally applied in a perpetual growth model. It is also unfair and unrealistic to assume that Chiron, with advanced technology in a highly changing field of vaccines and other related products, will not grow at least 5%.

        116.    The necessary information that is required to adequately perform a DCF analysis is not provided, and, consequently, does not appear to have been properly considered by Chiron's Board or

Bankers. A proper DCF analysis should include, for example, forecast items such as capital expenditures and investments, working capital needed, net income and net cash flow.

        117.    Given the unique and significant impact upon Chiron's value as it relates to the Company's various business segments, and the interaction of these segments with guideline company multiples, a breakout of projections by business segment (Vaccine, Biopharma and Blood Testing) is necessary to reasonably assess the Company's future prospects and the adequacy of the current offer. This was not done and consequently confirms further that a proper valuation was not rendered.

      b.
      Inadequate Control Premium

        118.    The takeover of Chiron by Novartis is at a fraction of historic control premium norms. In addition, the merger premium analysis included in Chiron's Schedule 14A and Schedule 13E-3 filings states that the $45 consideration represents a 23% premium to Chiron stock price on August 31, 2005, the last day prior to Novartis' announcement of its offer for the shares it did not already own, for $40 per share. In fact, Novartis made the August 31 offer while in possession of material inside information. The Schedule 14A clearly states that Novartis conducted due diligence with respect to Chiron from May 31, 2005 to August 12, 2005, including two visits to Chiron's Liverpool FLUVIRIN facility and a detailed review of the results of the FDA's inspection of the Liverpool plant in July 2005. The FDA inspection results were so material to Novartis that it informed Chiron in June 2005 that it could not decide whether or not to make an offer without reviewing them.

        119.    And due to its position of Chiron's Board of Directors, Novartis had access to communications from the FDA around August 31, 2005, regarding the remaining conditions for Chiron to re-enter the U.S. flu vaccine market. Chiron issued a press release on August 31st announcing that the FDA had found its remediation plans to be "generally acceptable" but warned of several further conditions to re-enter the market, including successful production, testing and FDA release of the vaccine.

        120.    Reflecting the highly conditional nature of this announcement, Chiron's stock price was barely changed on August 31, 2005, but as participants in the boardroom, Novartis had access to the FDA's list of conditions and thereby knew that a return to market value was, in fact, highly probable. Thereafter, Chiron began shipping flu vaccine to the U.S. on October 17, 2005.

        121.    While Chiron's press release of August 31, 2005 was conditional, understated and failed to provide full information about the Company's progress, it nevertheless provided a positive incremental data point. Ordinarily, insiders are required to wait at least two business days from the announcement of market moving information before buying or selling stock to allow such information to disseminate through the market and be accurately reflected in the stock price. But, by making its offer on the day of the August 31st announcement, and effectively using that day's price before the market had time to react to this positive information in order to justify its control premium, Novartis did not honor this custom and indeed violated the spirit of Chiron's own policy regarding director trading black-out policies. In effect, Novartis acted in a manner that was timed to disadvantage Chiron stockholders and disable upward stock price movement as the August 31, 2005 announcement was absorbed, and Novartis further acted hastily in order to disadvantage stockholders from learning that, indeed, Chiron would begin shipping flu vaccine to the U.S. soon, thus attempting to avoid any further upward price movement of Chiron's common stock.

        122.    Any analysis of the control premium to the August 31, 2005 stock price must acknowledge that at the time, the public market was uninformed as to Chiron's improving fundamental prospects and that Novartis used its information advantage to prevent a fair and adequate premium in order to secure approval for an undervalued stock price. Considering the fact that Chiron's stock price had previously traded in the fifties and was trading at around $45 in October 2004 before the company lost its flu vaccine license, then, at a minimum, the appropriate data point from which one should then define an appropriate control premium is $45 per share (actually more, given the growth in the Biopharmaceuticals and Blood Testing businesses), and certainly not less than $45. Consequently, even if there is an existing control premium with respect to the purchase of Chiron shares, any such premium is unacceptable, unconscionable and unfair and Chiron's Merger premium—if properly evaluated and applied to the proper data points—would result in an acquisition price that is materially and significantly higher than $45 per share.

        123.    It is customary for a control transaction to incorporate a control premium to the stand-alone value of a company and, in fact, analysis of comparable control transactions is included in the Schedule 13E-3. However, the Schedule 14A does not include control premiums in the list of considerations of the Chiron Board.

        124.    Simply put, $45 per share does not adequately reflect the true value of Chiron's expected earnings, and does not reflect a sufficient or adequate control premium for acquisition of all the shares of Chiron.

      c.
      Third Party Sale Valuation Analysis Deficiency

        125.    The methodology used for valuation purposes by the Bankers failed to determine the Third Party's Sale Value (a defined term) even though they were directly required to do so by the Governance Agreement. The Governance Agreement states that if Novartis proposes a buyout transaction, it must offer a price based on a "third party sale value": the value that an unaffiliated third party would be expected to pay in a controlled transaction. Here, the defendants did not adequately address the Third Party Sale Value analysis and, in turn, did not use an adequate and appropriate control premium with respect to the valuation of Chiron's shares with respect to the transaction.

      d.
      Multiples' Analysis

        126.    The "multiples' analysis" included in Chiron's Schedule 14A and the Schedule 13E-3 filed with the SEC on November 25, 2005, assign Price to Earnings ("P/E") multiples to Chiron's projected 2006 and 2007 earnings per share. However, the analysis is intentionally short-sighted and incomplete. Chiron's internal financial projections, included in both filings, while themselves incomplete and stale, nonetheless show the Company's earnings per share growing from $1.58 in 2006 to $4.46 in 2010, a compounded annual growth rate of 30%. Additionally the earnings projected in these filings would generate an estimated $1.8 billion of accumulative free cash flow over the period from 2006 to 2010. Upon applying Chiron's historical P/E multiples of 25X or more to this $4.46 of 2010 earnings per share and adding the $1.8 billion, for approximately $8.50 per share of cash, a stock price well in excess of $45 is currently justified. Indeed, such analysis would support a stock price of $120 or more as of the year 2010. Even discounting these 2010 stock prices at any reasonable rate would still value Chiron's stock today at well in excess of $45 per share.

      e.
      Synergies Ignored

        127.    Chiron's Proxy Materials do not discuss potential synergies for the combined company, nor even describe them. In the context of a major strategic acquisition such as this, synergies are particularly relevant to the pricing of Chiron's common stock. This absence of discussion demonstrates that the financial advisors did not take synergies into account in their analysis—yet another fundamental flaw contributing to the fact that the proposed acquisition price of $45 per share remains too low, inadequate and unfair.

  E.
  Chiron's Board Failed to Deploy Appropriate Negotiating Options to Maximize Share Price

        128.    In accordance with the Board's fiduciary duties, and even under the terms of the 1994 Governance Agreement pursuant to which Novartis acquired its stake in Chiron, in a buyout negotiation, Chiron has the option of rejecting all Novartis bids. Under the Governance Agreement, if Novartis then requests binding arbitration, Chiron has the option to delay arbitration for up to one year. This is a significant contractual term ostensibly imposed for the benefit of Chiron stockholders which could have been exercised in the foregoing circumstances particularly given the timing of Novartis' bid so close to the FLUVIRIN debacle and especially given Novartis' control over Chiron. Had the Individual Defendants deployed such a strategy pursuant to the terms of the Governance Agreement, they could have allowed Chiron's improving business fundamentals be recognized in the public markets, and strengthen the Company's hands in the negotiations as well, thereby protecting the interests of all Chiron stockholders from being disadvantaged by the timing of Novartis offer. Based upon the disclosures in the "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors" section of the Schedule 14A, it does not appear that the Individual Defendants seriously considered these options and, indeed, failed to deploy such options, even though it was not in the best interests of stockholders to fail to deploy such options under the circumstances.

  F.
  Defendants Disseminate A Proxy Statement That Fails to Make Full and Adequate Disclosures

        129.    The Proxy Statement ("PS") omits material information, includes materially misleading statements and is unfairly coercive, for the following reasons.

        130.    The Proxy Statement states that the Board considered Novartis' contractual approval right under the Governance Agreement as a "material" factor in deciding to approve and recommend the Merger to the non-Novartis stockholders. (PS at 10). The Proxy Statement also states that if the Merger is not approved or completed the Governance Agreement "will continue to require Novartis' approval to a number of corporate transactions." (PS at 25). The Proxy Statement further states that the Company and its directors have denied the material allegations of Plaintiffs' claims, which include the assertion that the control provisions of the Governance Agreement are unenforceable to limit the Board in a possible sale of the Company. (PS at 36-38). These statements in the Proxy Statement backing the enforceability of Novartis' control rights under the Governance Agreement render the vote of the non-Novartis stockholders unfairly coercive, as the control right under the Governance Agreement constitutes an invalid delegation of Board authority and disenfranchisement of stockholder majority rule and never gained Certificate status by a stockholder majority vote. The Proxy Statement does not explain the Board's position on the merits of Plaintiffs' claims or the enforceability of the Governance Agreement control provisions by Novartis under the law.

        131.    The Proxy Statement misleadingly states the Board believes that the process was fair based on the fact that "the consideration and negotiation of Novartis' proposal was conducted entirely under the oversight of the members of the Chiron Board who were not Novartis designees to the board and six out of seven of whom were not employees of Chiron, and their ability to retain legal counsel and financial advisors selected by them...", and "the non-Novartis directors' extensive, arm's-length negotiations with Novartis." (PS at 10-11). In fact, elsewhere, the Proxy Statement's description of the process indicates that the negotiations were left to the conflicted Bankers and management and the non-Novartis directors' role in the process was passive, at most. (PS at 6-8). With the possible exception of Coleman, the Proxy Statement indicates that no non-Novartis director attended even a single negotiating session regarding the price.

        132.    The Proxy Statement misleadingly states "[o]ur board has not considered alternatives to the merger, but may from time to time seek to identify strategic alternatives to maximize shareholder value." (PS at 25). Although this admits a breach of fiduciary duties, the statement is false. On May 20th, the Bankers advised the non-Novartis directors on 3 strategic alternatives including the advice that Novartis would not likely permit Chiron to pursue 2 of the 3 alternatives and that the alternative of exchanging the vaccines business for Novartis' Chiron stock was the likely only strategic alternative for Chiron to enhance stockholder value. The Proxy Statement does not explain why the non-Novartis directors or the Board did not pursue or evaluate the value to the non-Novartis holders any of the strategic alternatives identified by the Bankers in the May 20th advice including alternatives (p. 1).

        133.    The Proxy Statement states that the fact that many of Chiron's BioPharma products are in a early stage of development was a "material" factor in the Board's decision to approve and recommend the Merger. (PS at 10). The Proxy Statement, however, does not state that the management projections underlying the Bankers' discounted cash flow analyses include only drugs in the clinical development and therefore include no new product revenue after 2010 in the 10-year discrete period. The statement of this assumption and the inclusion of the cash flow projections and valuation in the CSFB/MS presentation materials which are attached as Exhibits to the Novartis Schedule 13E filing is not sufficient to inform shareholders of this important assumption and its effect on the cash flow projections and valuation of Chiron.

        134.    The Proxy Statement states that the Board's judgment that a price higher than $45 "could not likely be obtained" was a "material" factor in the Board's decision to approve and recommend the Merger. (PS at 10). The Proxy Statement, however, fails to state whether this judgment was with respect to what price could be obtained from just Novartis or from any buyer of the Company. Further, the Proxy Statement includes no information regarding whether the Board evaluated the value achievable in other alternatives including a sale of the Company in concluding that it was unlikely to obtain a higher price from Novartis and that this conclusion supported approval and recommendation of the Merger to the non-Novartis stockholders.

        135.    The Proxy Statement states that the terms of the Merger Agreement including "the ability of the Chiron board to change its recommendation to the stockholders if it determines that continuing the recommendation would no longer be consistent with its fiduciary duties, even if there is no competing offer," was a "material" factor in the decision to approve and recommend the Merger. (PS at 10). The Proxy Statement, however, fails to state the Board's plan, if any, for the exercise of its continuing fiduciary duties to monitor and evaluate the continued reliability and propriety of the Board recommendation or the continued reliability of the Bankers' fairness opinions and valuation. In fact, the Proxy Statement does not indicate any action has been taken by the Bankers or the Board to evaluate the continued reliability of the Board recommendation or Bankers' fairness opinions or valuation since October 30 or any plan for such action, despite the passage of significant time and the occurrence of significant events. If, as it appears, the Board has taken no action and has no plan to take any action to evaluate the continued reliability of its recommendation and the fairness opinions, that fact is crucial to shareholders.

        136.    The Proxy Statement states that the Board considered the fact that Novartis stated it was not interested in selling its Chiron stock in its August 31st letter as a "material" factor in deciding to approve and recommend the Merger. (PS at 10). The Proxy Statement, however, fails to state whether anyone explored that alternative with Novartis or whether the non-Novartis directors considered whether a higher price could be obtained for a sale of the whole company. In fact, news publications indicate contrary statements were made by Novartis to the press.

        137.    The Proxy Statement states that if the Merger is approved by a majority of the non-Novartis shares, the Company and the Board intend to assert the vote as a complete defense and ratification of Plaintiffs' claims. (PS at 37—38). The Proxy Statement does not explain the Company's or the Board's position in this regard.

        138.    The Proxy Statement does not explain why the Bankers selected a 2-4% perpetual growth rate for the discounted cash flow analyses when the U.S. economy is commonly assumed to grow at 5%.

        139.    The Proxy Statement does not state whether the non-Novartis directors considered whether the $45 price conveys and appropriate control premium to the non-Novartis holders.

        140.    The Proxy Statement does not state the date of the management projections.

        141.    The Proxy Statement does not inform the stockholders regarding the advice to the Board or determinations by the Board or Bankers regarding the value of synergies to Novartis in a merger with Chiron or any alternative transaction with Novartis or whether the non-Novartis directors or the Bankers considered synergies in their decisions, recommendations and valuations.

        142.    The Proxy Statement does not state whether the Board determined or considered whether the Put is fair to the non-Novartis stockholders including in the event the Merger is rejected by the non-Novartis stockholders.

        143.    The Proxy Statement does not state what value standard the Board or the Bankers applied to determine fairness of the $45 price and whether the Merger is in the best interests of the non-Novartis stockholders.

        144.    The Proxy Statement does not state when Chiron and Novartis first discussed the possibility that Chiron would exercise the Put.

        145.    The right is reserved to supplement the above disclosure deficiencies respecting any relevant Proxy Statement upon further discovery and investigation.

  G.    Lack of Independence of Chiron Board and Its Self-Dealing

        146.    Chiron's Board of Directors is not capable of proceeding as an advocate independent from Novartis. There are 10 directors on Chiron's Board. Of these, three are Novartis directors dependent on Novartis for nomination and/or compensation, including bonus payments and stock options. The remaining so-called "independent" Chiron directors are impeded by Novartis' rendering their approval of a Novartis price for Chiron shares not an arm's-length transaction and not the product of independent bargaining for maximum shareholder value.(5)

        147.    The self-dealing, conflicts of interest and conduct harmful to the interests of the Chiron stockholders results from, at least, the following:

  (a)
  The realizable value from growth and recovery of the Company's historic performance far exceeds $45 per share. The $45 share price excludes recognition of Novartis' responsibility for the FLUVIRIN episode and similar impairments and/or constraints imposed by Novartis through the Investment and Governance Agreement, notwithstanding its questionable validity on its face and/or as interpreted by Novartis and accepted by Chiron's Board, including, not by way of limitation, a refusal to enforce the Collaboration Agreement between Novartis and Chiron establishing Chiron as the platform for specified certain technologies and the acquisition of same, a key asset substantially disregarded.

5
These ties impair the Board from impartially considering the Novartis proposal and the best interests of the Chiron stockholders, especially since it was the Chiron Board who came to Novartis asking whether they would be interested in buying Chiron. "To be direct, corporate directors are generally the sort of people deeply enmeshed in...social institutions. Such institutions have norms, expectations that, explicitly and implicitly, influence and channel the behavior of those who participate in their operation. Some things are 'just not done', or only at a cost, which might not be so severe as a loss of position, but may involve a loss of standing in the institution." In re Oracle Corp., 824 A.2d at 938. "Beholden...can also flow out of the personal or other relationships to interested parties." Id. at 938-939.

  (b)
  The Chiron Board is fraught with conflicts resulting from Novartis' de facto and de jure control. This results from complicity in failing to act with the independence required of Board members and as a result of disregarding shareholder interests apart from Novartis which the two conflict.

  (c)
  As described above, no "independent" Board members exist.

  (d)
  Novartis, as controlling shareholder of Chiron, seeks to quickly conclude an acquisition without regard to its legal requirement as a controlling shareholder owing fairness and equity to the other Chiron stockholders.

        148.    The stockholders have, or will have been, denied the benefit of a fair process and arm's-length negotiation to which they are entitled in the sale, or contemplated sale, of their Company.

        149.    Chiron has shared proprietary non-public information concerning its financial condition and business prospects with Novartis but no others. As such, the true value and future appreciation of Chiron assets, have been selectively disclosed to Novartis alone and without solicitation of alternatives that could maximize shareholder value.

        150.    The Proposed Acquisition is wrongful, unfair and harmful to Chiron's public stockholders, and is an effort by defendants to aggrandize their financial positions at the expense of, and to the detriment of, Plaintiffs and the Class.

        151.    As a result of defendants' wrongful conduct, Plaintiffs and other members of the Class will not receive the fair value for Chiron's assets and business.

        152.    Based on the various agreements, relationships and veto powers provided to Novartis, the Chiron Board's authority to govern its business is supplanted and the Chiron Board cannot act independently. In addition, certain arbitration provisions regarding any proposed acquisition by Novartis allow Novartis to impede Board responsibilities such as sharing information or soliciting a third party buyer.

        153.    In light of the foregoing, the Individual Defendants, as fiduciaries, are required to:

  •
  Obtain an objective valuation of Chiron's assets both as to its business and inchoate potential to recover loss, cost, damage and expense and Chiron's current business and future business to which it is entitled;

  •
  Act independently by placing the interest of Chiron's public stockholders above all else and by retaining truly independent advisors as a check thereon;

  •
  Ensure that evaluation proceeds absent conflicts of interest between defendants' own interests and their fiduciary obligations;

  •
  Fully and fairly disclose material information relating to the stock price process to the Company's stockholders; and

  •
  Suspend, reject or terminate the Merger absent securing a per share price that is adequate and fair from a financial point of view to the non-Novartis stockholders.

  H.    Irreparable Harm Absent Injunctive Relief

        154.    Plaintiffs and the Class have suffered, and will continue to suffer, irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme. Plaintiffs and the Class are without an adequate remedy at law. Plaintiffs and the Class remain at risk of irreparable harm for which there is no adequate remedy at law absent prohibiting and enjoining the issuance of a Definitive Proxy or Final Proxy or any shareholder vote on approval of the Merger pending:

  a)
  Securing a per share price for the acquisition of control of Chiron that is fair and adequate to the non-Novartis public stockholders from a financial point of view;

  b)
  Full and adequate disclosure to Chiron's stockholders of all material facts necessary for them to make an informed decision with respect to the appropriate, fair and adequate consideration for the purchase of their shares;

  c)
  Chiron management's revisiting and updating their projections with respect to Chiron's business, opportunities and prospects from the date that the projections upon which any fairness opinion rendered by the Bankers rely, which updated projections shall include revisitation of all events that have occurred respecting Chiron's business since the prior projections, specifically including, but not limited to, those recited above and the determination by Chiron's management with regard to whether any such new events or developments materially change those projections and/or their analysis and to what extent, if any;

  d)
  Chiron management's and/or Board's providing such updated projections and analysis to Chiron's Bankers for the purpose of obtaining from them an updated fairness opinion, or "bring down" opinion;

  e)
  Board dissemination or other public disclosure to the investment community, including Chiron stockholders, of an updated fairness opinion or the "bring down" opinion by the Bankers, after being supplied with fully updated projections and analysis from Chiron management;

  f)
  Enjoining, preliminarily and permanently, any shareholder vote on the proposed transaction absent the dissemination of updated projections and a bring down opinion at least 30 days prior to any vote;

  g)
  Enjoining, preliminarily and permanently, Novartis' offer for the acquisition of the Chiron stock owned by Plaintiffs and the other members of the Class under the terms presently proposed;

  h)
  Enjoining any vote with respect to the merger transaction at least and until such time as it is demonstrated to the Court's satisfaction that the timing of the transaction is fair to Chiron's non-Novartis stockholders and after full disclosure of all material non-public information and events not hereto publicly disclosed; and

  i)
  Appointment of an independent Special Committee or truly independent entity charged with the task of fairly evaluating any and all Novartis offers and completion of such evaluation and disclosure to Chrion's non-Novartis stockholders.

        155.    The foregoing recited injunctive relief is cumulative, not mutually exclusive and is required to be complimented with all such other and necessary injunctive relief so as to accomplish securing an adequate and fair price for the purchase of all the shares of Chiron common stock which Novartis does not already own.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty and Self-Dealing
(Against All Defendants Other than Novartis)

        156.    Plaintiffs repeat and re-allege each allegation above set forth herein.

        157.    The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the non-Novartis stockholders of Chiron and have placed personal interests ahead of the interests of Chiron's stockholders, causing damages for which Plaintiffs seek compensation.

        158.    By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiffs and other members of the Class of the true value of their Chiron investment.

        159.    Defendants have failed to take steps to maximize the value of Chiron to benefit the public stockholders and have embarked on a process that avoids competitive bidding and provides Novartis with an unfair advantage by effectively excluding other potential acquirors or alternative transactions.

        160.    Novartis dominates and controls the business and corporate affairs of Chiron, and possesses proprietary information concerning Chiron. This results in an imbalance and disparity of knowledge between Novartis and other stockholders which makes the process used herein inherently unfair.

        161.    The Individual Defendants have violated their fiduciary duties by engaging and endeavoring to enter into the proposed transaction without regard to the fairness of the transaction to Chiron stockholders and the fiduciary duties owed to Plaintiffs and the other public Chiron stockholders. The Individual Defendants have also breached their duties of loyalty and due care by not taking adequate measures to ensure that the interests of Chiron's public stockholders are properly protected from overreaching by Novartis.

        162.    By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

        163.    As a result of the actions of defendants, Plaintiffs and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of Chiron's stock and businesses and will be prevented from obtaining a fair price for their common stock.

        164.    Unless enjoined by this Court, defendants will continue to breach the fiduciary duties owed Plaintiffs and the Class, and may consummate the Proposed Acquisition to the disadvantage of the public stockholders.

        165.    Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiffs and the other members of the Class, and have breached and are breaching fiduciary requirements to the members of the Class,

        166.    As a result of the defendants' activities, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive a fair portion of the true value of Chiron's assets and will be prevented from obtaining the real value of their ownership interest in the Company. Unless the Proposed Acquisition is enjoined by the Court, and a fair process substituted, defendants will continue to breach their fiduciary duties to Plaintiffs and the members of the Class, will not engage in arm's length negotiations on the Proposed Acquisition terms with Novartis, and will not supply to Chiron's stockholders sufficient information to enable them to cast informed votes on a Proposed Acquisition.

        167.    Plaintiffs and members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty and Self-Dealing
(Against Novartis)

        168.    Plaintiffs repeat and re-allege each and every allegation above as though fully set forth herein.

        169.    Defendant Novartis is sued herein as a consequence of its own direct breaches of its fiduciary duties to the minority stockholders of Chiron.

        170.    Novartis, as a controlling shareholder, stands in a fiduciary position relative to the Company's public stockholders. Novartis' fiduciary duties, including those of the Chiron directors whom it controls, at all times relevant herein, required them to exercise their best judgment and to act in prudent manner and in the best interest of the Company's minority stockholders. As a controlling shareholder, Novartis and its agents on Chiron's board, owed the public, non-Novartis, minority stockholders of Chiron the highest duty of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure,

        171.    Given Novartis' control of the Company, it is able to dominate and control Chiron's Board of Directors. Under the circumstances, none of the directors can be expected to protect Chiron's public stockholders in dealings between Novartis and the public shareholder, as exemplified by the proposed transaction.

        172.    Because of Novartis' control of the company, no third party, as a practical matter, is likely to attempt any competing bid for Chiron, as the success of any such bid would require the consent and cooperation of Novartis.

        173.    Thus Novartis has the power and is exercising its power to enable it to acquire the Company's public shares and dictate terms which are contrary to the public stockholders' best interests and do not reflect the fair value of Chiron's stock.

        174.    Novartis has breached its duty of loyalty to Chiron's public stockholders by using its control of Chiron to seek to force plaintiffs and the Class to surrender their equity interest in Chiron at an unfair price.

        175.    The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Novartis by virtue of its position of control of Chiron and that possessed by Chiron's public stockholders. Novartis intends to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

        176.    Plaintiffs and other members of the Class will suffer irreparable harm in that they will not receive fair value for Chiron's business, assets and their ownership of the Company unless actions of defendant and controlling stockholder Novartis are enjoined.

        177.    Plaintiffs and members of the Class have no adequate remedy at law.

PRAYER OF RELIEF

        WHEREFORE, Plaintiffs demand on behalf of themselves and in favor of the Class and against defendants, jointly and severally, as follows:

  A.
  Judgment declaring that this action is properly maintainable as a class action;

  B.
  enjoining, preliminarily and permanently, Novartis' offer for acquisition of the Chiron stock owned by Plaintiffs and the other members of the class under the terms presently proposed;

  C.
  to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages against the Individual Defendants and Novartis;

  D.
  directing that the Individual Defendants and Novartis account to Plaintiffs and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

  E.
  awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs' attorneys and experts; and

  F.
  granting Plaintiffs and the other members of the class such other and further relief as maybe just and proper, including all injunctive relief as alleged heretofore.

  Plaintiffs demand a jury trial.

DATED: January 24, 2006	BARRACK, RODOS & BACINE STEPHEN R. BASSER MARK R. ROSEN JOHN L. HAEUSSLER
STEPHEN R. BASSER
402 West Broadway, Suite 850 San Diego, CA 92101 Telephone: (619) 230-0800
Plaintiffs Lead Counsel
FINKELSTEIN & KRINSK LLP HOWARD D. FINKELSTEIN C. MICHAEL PLAVI II 501 West Broadway, Suite 1250 San Diego, CA 92101 Telephone: (619) 238-1333
LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN ROBBINS RANDY BARON STEVE ODDO 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: (619) 231-1058
WECHSLER HARWOOD LLP ROBERT I. HARWOOD SAMUEL K. ROSEN 488 Madison Avenue, 8th Floor New York, NY 10022 Telephone: (212) 935-7400
BULL & LIFSHITZ, LLP JOSHUA LIFSHITZ 18 East 41st Street, 11th Floor New York, NY 10017
Plaintiff Executive Committee
SCHUBERT & REED LLP ROBERT C. SCHUBERT JUDEN JUSTICE REED AARON H. DARSKY Two Embarcadero Center, Suite 1660 San Francisco, CA 94111 Telephone: (415) 788-4220
Plaintiffs Local Liaison Counsel

VERIFICATION

        I, Ronald Abramoff, declare that I am a party to this action and, have read the foregoing PLAINTIFFS' CONSOLIDATED COMPLAINT FOR SELF-DEALING AND BREACH OF FIDUCIARY DUTY and know the contents thereof.

        I am informed and believe and on that ground allege that the matters stated in the foregoing document are true of my own knowledge except as to those matters which are stated on information and belief, and as to those matters I believe them to be true.

        I declare under penalty of perjury under the laws of the State of California, that the foregoing is true and correct.

        Executed this            day of                        , 2006, at                        , California.

RONALD ABRAMOFF

PROOF OF SERVICE BY U.S. MAIL AND ELECTRONIC MAIL

        I, the undersigned, state that I am employed in the City and County of San Francisco, State of California; that I am over the age of eighteen (18) years and not a party to the within action; that I am employed at Schubert & Reed LLP, Three Embarcadero Center, Suite 1650, San Francisco, California 94111; that on the date set out below, I served a true copy of the attached

PLAINTIFFS' VERIFIED CONSOLIDATED COMPLAINT
FOR SELF-DEALING AND BREACH OF FIDUCIARY DUTY

on the persons listed on the attached service list, by placing said copy enclosed in a sealed envelope with postage thereon fully prepaid, in the United States mailbox at San Francisco, California, addressed as follows:

** SEE ATTACHED SERVICE LIST **

        On the date set out below, I also electronically transmitted the attached document referenced above to the electronic mail addresses given below:

Judson E. Lobdell, Esq.	Morrison & Foerster LLP	jlobdell@mofo.com
Jordan D. Eth, Esq.		jeth@mofo.com
Eric S. Waxman, Esq.	Skadden Arps Slate Meagher & Flom LLP (LA)	ewaxman@skadden.com
James E. Lyons, Esq.	Skadden Arps Slate Meagher & Flom LLP (SF)	jlyons@skadden.com
Stacie F. Beckerman, Esq.	Skadden Arps Slate Meagher & Flom LLP (Palo Alto)	sbeckerm@skadden.com
Michael W. Schwartz, Esq.	Wachtell, Lipton, Rosen &Katz	MWSchwartz@wlrk.com
Paul Rowe, Esq.		PKRowe@wlrk.com
Rachelle Silverberg, Esq.		RSilverberg@wlrk.com
Jonathan E. Pickhardt, Esq.		JPickhardt@wlrk.com
Kenneth Hausman, Esq.	Howard Rice Nemerovski Canady Falk & Rabkin	khausman@howardrice.com

        I declare under the penalty of perjury that the forgoing is true and correct.

        Executed this 23rd day of January, 2006 in San Francisco, California.]

Jon Salmon

CHIRON SERVICE LIST

Francis M. Gregorek
Betsy C. Manifold
Francis A. Bottini, Jr.
Rachele Rickert
WOLF HALDENSTEIN ADLER
    FREEMAN & HERZ LLP
750 B Street, Suite 2770
San Diego, CA. 92101
Phone No.: (619) 239-4599
Fax No.: (619) 234-4599

Lee Squitieri
SQUITIERI & FEARON LLP
32 East 57th Street, 12th Floor
New York, NY 10022
Phone No. (212) 421-6492
Fax No.: (212) 421-6553

Darren J. Robbins
Randall J. Baron
LERACH COUGHLIN STOIA GELLER
    RUDMAN & ROBBINS LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Phone No. (619) 231-1058
Fax No.: (619) 231-7423

Nadeem Faruqi
FARUQI & FARUQI LLP
320 East 39th Street
New York, NY 10016
Phone No. (212) 983-9330
Fax No.: (212) 983-9331

Emily C. Komlossy
GOODKIND LABATON RUDOFF &
    SUCHAROW LLP
100 Park Avenue
New York, NY 10017
Phone No.: (212) 907-0700
Fax No.: (212) 818-0477	Laurence D. King
Linda M. Fong
KAPLAN FOX & KILSHEIMER LLP
555 Montgomery Street
San Francisco, CA 94111
Phone No. (415) 722-4700
Fax No.: (415) 772-4707

Robert I. Harwood
Samuel K. Rosen
WECHSLER HARWOOD LLP
488 Madison Avenue, 8th Floor
New York, NY 10022
Phone No.: (212) 753-3630
Fax No.: (212) 753-3630

Jayne Goldstein
MAGER & GOLDSTEIN
2825 University Drive, Suite 350
Coral Springs, FL 33065
Phone No.: (954) 755-0126
Fax No.: (954) 341-0855

Brian J. Robbins
Marc M. Umeda
ROBBINS UMEDA & FINK LLP
610 West Ash Street, Suite 1800
San Diego, CA 92101
Phone No. (619) 525-3990
Fax No.: (619) 525-3991

Lionel Z. Glancy
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Phone No. (310) 201-9150
Fax No.: (310) 201-9160

Peter Bull
Joshua M. Lifshitz
BULL & LIFSHITZ, LLP
18 East 41th Street, 11th Floor
New York, NY 10017
Phone No. (212) 213-6222
Fax No.: (212) 213-9405

Robert C. Schubert
Juden Justice Reed
Aaron H. Darsky
SCHUBERT & REED, LLP
Three Embarcadero Center, Suite 1650
San Francisco, CA 94111
Phone No. (415) 788-4220
Fax No.: (415) 788-0161

A. Arnold Gershon
Irving Bizar
BALLON STOLL BADER &
    NADLER, P.C.
1450 Broadway, 14th Floor
New York, NY 10018
Phone No. (212) 575-7900
Fax No.: (212) 764-5060

Jeffrey M. Forster
LAW OFFICES OF JEFFREY M.
    FORESTER
160 West Santa Clara Street, Suite 1100
San Jose, CA 95113
Phone No. (408) 977-3137
Fax No.: (408) 977-3141

Howard D. Finkelstein
C. Michael Plavi
FINKELSTEIN & KRINSK LLP
501 West Broadway, Suite 1250
San Diego, CA 92101
Phone No. (619) 238-2333
Fax No.: (619) 238-5425

Stacie F. Beckerman
SKADDEN, ARPS, SLATE, MEAGHER &
    FLOM LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
Phone No. (650) 470-4500
Fax No.: (650) 470-4570

Jordan Eth
Judson E. Lobdell
MORRISON & FOERSTER
425 Market Street
San Francisco, CA 94105
Phone No. (415) 268-7000
Fax No.: (415) 268-7522	Novartis AG
Lichstrassee 35 CH 4056
Basel, Switzerland

Thomas J. Mckenna
GAINEY & MCKENNA
485 Fifth Avenue
New York, NY 10017
Phone No. (212) 983-1300
Fax No.: (212) 983-0383

Deborah R. Gross
LAW OFFICES OF BERNARD M. GROSS, P.C.
John Wanamaker Building
Juniper and Market Streets
100 Penn Square East, Suite 450
Philadelphia, PA 19107
Phone No. (215) 561-3600
Fax No.: (215) 561-3000

James Lyons
SKADDEN, ARPS, SLATE, MEAGHER &
    FLOM LLP
Four Embarcadero Center
San Francisco, CA 94111
Phone No. (415) 984-6400
Fax No.: (415) 984-2698

Eric Waxman
SKADDEN, ARPS, SLATE, MEAGHER &
    FLOM LLP
300 South Grand Avenue
Los Angeles, CA 90071
Phone No. (213) 687-5000
Fax No.: (213) 687-5600

Michael W. Schwartz
Paul Rowe
Rachelle Silverberg
Jonathan E. Pickhardt
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, NY 10019
Phone No. (212) 403-1000
Fax No.: (212) 403-2000

Pierre Douaze
C.F. Ramuz 49
Ch-1009, Pully, Switzerland

Raymund Breu Im Roggenacker 11 Binningen, Baselland Ch-4102, Switzerland Paul L. Herrling, Ph.D. IM Broelberg 8 8802 Kilchenberg ZH Switzerland	Kenneth Hausman
HOWARD, RICE, NEMEROVSKI, CANADY,
    FALK & RABBIN
Three Embarcadero Center, Seventh Floor
San Francisco, CA 94111-4024
Phone No. (415) 434-1600
Fax No.: (415) 217-5910

Paul L. Herrling, Ph.D.
Heberlstr. 119
4056 Basel
Switzerland

QuickLinks

TABLE OF CONTENTS
FIRST CAUSE OF ACTION Breach of Fiduciary Duty and Self-Dealing (Against All Defendants Other than Novartis)
SECOND CAUSE OF ACTION Breach of Fiduciary Duty and Self-Dealing (Against Novartis)
PRAYER OF RELIEF
VERIFICATION
PROOF OF SERVICE BY U.S. MAIL AND ELECTRONIC MAIL
PLAINTIFFS' VERIFIED CONSOLIDATED COMPLAINT FOR SELF-DEALING AND BREACH OF FIDUCIARY DUTY
SEE ATTACHED SERVICE LIST
CHIRON SERVICE LIST